PARALLEL
PETROLEUM CORPORATION

2003 ANNUAL REPORT



Our Strategy

Our primary objective is to increase the value of our common stock by increasing reserves, production, cash flow and earnings. We attempt to reduce our financial risks by dedicating a smaller portion of our capital to high risk projects, while reserving the majority of our available capital for exploitation and development drilling opportunities. We have shifted the balance of our investments from properties having high rates of production in early years to properties with more consistent production over a longer term. Positions in long-lived oil and natural gas reserves are given priority over properties that might provide more cash flow in the early years of production, but which have shorter reserve lives. We also attempt to further reduce risk by emphasizing acquisition possibilities over high risk exploration projects.

Table of Contents

The Major Components Of Our Current Business Strategy Are Listed Below.

Increase stockholder value by growth in reserves, production, cash flow and earnings. *We have significantly grown our reserve base to 14.8 MMBOE from 3.2 MMBOE since the beginning of 2002, at an all-in cost of approximately $5.25 per BOE. In doing so, we have significantly increased our production, cash flow and earnings since 2002.*

Focus on longer lived oil and natural gas properties with consistent, shallow decline rates. *Since January 2002, we have lengthened our reserve life index to 12.5 years from 4.7 years based on total proved reserves and to 9.3 years from 3.1 years based on proved developed reserves.*

Expend the majority of our free cash flow on lower risk projects. *We plan to minimize our cost exposure to higher risk projects by allocating less than 10% of our annual capital budget to exploratory drilling. Significant portions of our budget are dedicated to lower risk recompletions, waterflood implementation, well deepenings and reactivations and extension drilling. As we have in the past, we plan to use refracs and stimulations in our areas of operation. These are activities on which we have historically experienced a high degree of success.*

Complement our existing portfolio with core area acquisition of underexploited assets. *We focus our acquisition activities on properties with significant and low risk opportunities to efficiently increase production, as demonstrated by our success with our Fullerton and Diamond M property additions.*

Selected Financial Data

In the table below, we provide you with selected historical financial data. We have prepared this information using the audited financial statements for the five-year period ended December 31, 2003. It is important that you read this data along with our financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 17 of this Annual Report. The selected financial data provided are not necessarily indicative of our future results of operations or financial performance.

(in thousands, except per share and per unit data)	Year Ended December 31,				
	2003[1]	2002[2]	2001[3]	2000	1999[4]
Consolidated Income Statement Data:					
Operating revenues	**$ 33,855**	$ 12,106	$ 17,840	$ 17,134	$ 8,974
Operating expenses	**$ 21,138**	$ 11,250	$ 28,405	$ 9,530	$ 10,174
Income (loss) before cumulative effect of change in accounting principle	**$ 7,664**	$ 18,701	$ (4,708)	$ 5,977	$ (2,450)
Net income (loss)	**$ 7,602**	$ 18,701	$ (4,708)	$ 5,977	$ (2,450)
Cumulative preferred stock dividend	**$ (580)**	$ (585)	$ (585)	$ (585)	$ (585)
Net income (loss) available to common stockholders	**$ 7,022**	$ 18,116	$ (5,292)	$ 5,393	$ (3,035)
Net income (loss) per common share before cumulative effect of change in accounting principle					
Basic	**$ 0.33**	$ 0.88	$ (0.26)	$ 0.26	$ (0.16)
Diluted	**$ 0.31**	$ 0.79	$ (0.26)	$ 0.25	$ (0.16)
Weighted average common stock and common stock equivalents outstanding					
Basic	**21,264**	20,680	20,458	20,332	18,549
Diluted	**24,175**	23,549	20,458	23,465	18,549
Cash dividends - common stock	**$ -**	$ -	$ -	$ -	$ -
Consolidated Balance Sheet Data:					
Total assets	**$ 118,343**	$ 102,351	$ 41,760	$ 46,456	$ 43,264
Total liabilities	**$ 57,111**	$ 56,852	$ 15,446	$ 15,288	$ 17,464
Long-term debt, less current maturities	**$ 39,750**	$ 45,604	$ 9,600	$ 11,624	$ 12,300
Total stockholders' equity	**$ 61,232**	$ 45,499	$ 26,314	$ 31,168	$ 25,800
Consolidated Statement of Cash Flow Data:					
Cash provided (used) by					
Operating activities	**$ 19,465**	$ 1,528	$ 13,383	$ 10,694	$ 3,406
Investing activities	**$ (15,494)**	$ (30,277)	$ (11,357)	$ (5,846)	$ (3,788)
Financing activities	**$ 1,595**	$ 37,210	$ (676)	$ (4,123)	$ 455
Operating Data:					
Product Sales					
Oil (Bbls)	**629**	131	138	165	164
Gas (Mcf)	**3,356**	2,670	3,266	2,822	2,709
BOE	**1,188**	576	682	635	615
Average sales price					
Oil (per Bbl)	**$ 29.11**	$ 24.59	$ 24.80	$ 28.88	$ 17.32
Gas (per Mcf)	**$ 5.40**	$ 3.33	$ 4.41	$ 4.38	$ 2.27
Proved reserves					
Oil (Bbls)	**12,084**	10,271	916	974	1,008
Gas (Mcf)	**16,271**	15,633	13,947	15,686	17,284
Present value of proved oil and gas reserves discounted at 10% (before estimated federal income taxes)	**$ 147,789**	$ 122,934	$ 17,074	$ 90,950	$ 25,499
Other Data:					
Operating cash flow [5]	**$ 19,310**	$ 5,225	$ 11,568	$ 11,718	$ 4,378

Selected Financial Data Footnotes

(1) Result includes $8.8 million and $3.3 million for operating revenue and operating expenses, respectively, associated with our Fullerton properties acquired December 2002.

(2) Results include a $31.0 million gain attributable to equity in income of First Permian, L.P. See Note 6 to the Financial Statements on page 52 of this Annual Report. Results also include noncash charges of $717,000 on the sale of Energen stock, $509,000 for the change in fair value of derivatives and $440,000 for the change in fair market value of our crude oil swaps.

(3) Results include noncash charges of $2.2 million in the fiscal quarter ended September 30, 2001 and $14.6 million in the fourth quarter ended December 31, 2001, in each case related to the impairment of oil and gas properties incurred in 2001 and primarily a result of a decrease in year-end reserves and lower oil and gas prices.

(4) Results include a non-cash charge of $1.7 million related to the impairment of oil and gas properties incurred in the fourth quarter of 1999, primarily a result of a decrease in year-end reserves.

(5) Defined as cash provided by operating activities before changes in operating assets and liabilities. Because of the exclusion of changes in assets and liabilities, this cash flow statistic is different from cash provided by operating activities, as is disclosed under generally accepted accounting principles and is reconciled to operating cash flow as follows:

(in thousands)	**2003**	2002	2001	2000	1999
Cash provided by operating activities	**$19,465**	$1,528	$13,383	$10,694	$3,406
Changes in operating assets and liabilities	**(155)**	3,697	(1,814)	1,024	972
Operating cash flow	**$19,310**	$5,225	$11,569	$11,718	$4,378

As compared to cash provided by operating activities, we believe operating cash flow is a better liquidity indicator for oil and gas producers because changes in assets and liabilities eliminates fluctuations related to the timing of cash receipts and disbursements which can vary from period-to-period because of conditions we cannot control.



Diamond M Shallow Development, Scurry County, Texas - April 2004



To our Stockholders:

Operating Cash Flow $19.3 million and Net Earnings $7.6 million

2003 was another great year for our Company. Oil and gas revenues were $33.8 million, operating cash flow was $19.3 million, and net earnings after tax were $7.6 million. Production was approximately 1.2 million BOE compared to less than .6 million BOE in 2002.

Reserves of 14.8 million BOE and SEC PV-10% Value of $148 million

At year end, oil and gas reserves were at an all time high of approximately 14.8 million BOE, with an SEC PV-10% value of $148 million. Working capital was approximately $16.4 million, long-term debt was less than $40 million and stockholders' equity was $61.2 million or greater than $2.43 per outstanding share as of December 31, 2003.

Development Costs of approximately $5.00 per BOE

We spent $15 million on oil and gas investments in 2003 and added approximately 3 million BOE to our reserves which represented 250% of our 2003 production of 1.2 million BOE.

Reserve to Production Ratio grows to 12.5:1

Historically the Company focused on the Yegua/Frio gas play located onshore the Gulf Coast of Texas. Although we achieved a 60% to 70% success rate, the reserves found had a very short life. Because of the steep decline rates, we found it very difficult to replace annual production and grow reserves at the same time. At year end 2003, the Company's Reserve to Production ratio was 12.5:1 compared to 4.7:1 at year end 2001. This is very important and demonstrates the major change in the Company's business model that took place in 2002 which focuses on long life assets. As you can see, our new business model is working and we expect it to continue as we develop our existing long life core assets and add new projects with similar characteristics to our property portfolio.

Equity Offering

We welcome our new stockholders who provided us with a $13 million cash infusion in December 2003. This cash infusion combined with our $50 million bank facility and operating cash flow ($19.3 million in 2003) has positioned the Company whereby we can accelerate our development activity on our core assets and expand our new projects. In addition, we now have the financial strength and flexibility to make another property acquisition and/or enter into an exploitation joint venture.

2004 Game Plan

During 2004, we will continue to review and evaluate strategic acquisition opportunities. We also plan to invest $25.3 million in our balanced portfolio of existing projects. Included in this $25.3 million budget, $12.6 million will be invested in our core assets located in the Permian Basin of West Texas, $2.7 million will be invested in the Yegua/Frio and Cook Mountain projects and $8.8 million will be invested in our four new projects located in Utah, New Mexico, North and East Texas. This $25.3 million capital investment plan will be funded out of the Company's operating cash flow, bank facility and non-strategic asset divestitures.

As we develop our existing portfolio of properties, we believe that we have an opportunity to develop long life reserves at a significantly lower development cost per BOE than the $10 per BOE that is the current industry average.

As we continue to grow reserve volumes, increase production, maintain high operating margins, and keep a strong balance sheet with a low debt-to-equity ratio, we expect our stockholders' value per share to continue to increase.

This year, Charlie Pannill will not be standing for re-election as a director. Charlie has served as a director of the Company since 1980 and his contributions, oversight and wisdom over the years have been invaluable to all of us. His dedication and loyalty to the Company and the stockholders will be missed. All of us at Parallel would like to express our gratitude to Charlie and thank him for his many years of service.



Thomas R. Cambridge
Chairman

Larry C. Oldham
President & CEO

April 16, 2004

Operations Overview for 2004

Our 2004 capital investment budget for properties we owned at April 1, 2004 is estimated to be approximately $25.3 million. The budget will be funded from our estimated operating cash flow, which is based on anticipated commodity prices and forecasted production volumes, our bank facility and non-strategic asset divestitures. The amount and timing of expenditures are subject to change based upon market conditions, results of expenditures, new opportunities and other factors.

On a geographic basis, approximately 67% of our projected 2004 capital investment program will be directed toward oil and gas reserves in the Permian Basin of west Texas and New Mexico, 16% to gas reserves in east Texas and in the Yegua/Frio gas trend onshore the Gulf Coast area of south Texas, 8% for north Texas Barnett Shale gas project, and 9% to other projects.

Our Oil and Natural Gas Properties


Utah Project
New Mexico Gas Project
Barnett Shale Gas Project
Cotton Valley Reef
Gas Project
Fullerton San Andres
Andrews Co.
Diamond M Field
Scurry Co.
Yegua/Frio Gas
Jackson/Wharton Cos.
Cook Mountain Gas
Liberty Co.

PERMIAN BASIN OF WEST TEXAS

The Permian Basin of west Texas generated approximately 57% of our 2003 production and represented approximately 84% of our reserve value as of December 31, 2003. Our significant producing properties in the Permian Basin are described below.

Fullerton Field, Andrews County

We acquired this non-operated property in December 2002 and it represented approximately 37% of our 2003 production and 57% of our reserve value as of December 31, 2003. Production is from the San Andres formation at a depth of 4,400 feet and consists of 128 producing wells supported by 80 water injection wells located on nine contiguous leases containing approximately 3,640 gross acres.

A total of 41 water-frac stimulations were performed during the period from mid-February 2003 through the end of January 2004. We have accelerated activity to two refracs per week and expect to refrac an additional 80 wells through the end of 2004.

We also intend to drill and complete 6 infill San Andres wells this year.

Our working interest in these properties ranges from 25% to 85%. We have budgeted approximately $3.2 million, net to our interest, for this project in 2004.

Diamond M Shallow Leases, Scurry County

This operated property was acquired in December, 2001. It represented less than 1% of our 2003 production and approximately 8% of our reserve value as of December 31, 2003. Eight shallow leases comprise approximately 2,600 gross productive acres in the Glorietta, Clearfork and Wichita Albany intervals, which range in depth from 2,450 feet to 4,000 feet. Prior to our acquisition of this property, these intervals had produced approximately 4.0 million barrels of oil from a total of 130 wells on 20 acre spacing and a random waterflood pattern.

In January 2004, we commenced a 30 well infill drilling program that we expect to complete by the fourth quarter of 2004. Depending upon the results of this program, we presently anticipate drilling approximately 60 additional wells prior to the end of 2005. We anticipate that we will spend on this project, net to our 66% working interest, approximately $19.0 million over the next three years, $7.2 million of which is budgeted for 2004.



Lion Diamond M Canyon Unit, Scurry County

This operated property includes the same surface acreage as our Diamond M Shallow leases and is in its early stage of development. It generated approximately 4% of our 2003 production and represented approximately 3% of our reserve value as of December 31, 2003. The Lion Diamond M Canyon Unit consists of approximately 5,500 gross acres in the Canyon Reef formation at a depth of approximately 6,700 feet, and is located between the Kinder Morgan, Inc. operated SACROC Unit to the north and the ExxonMobil Corporation operated Sharon Ridge Unit to the south. The SACROC Unit and Sharon Ridge Unit were both discovered in 1948 and have produced approximately 1.3 billion barrels of oil and 250.0 million barrels of oil, respectively. The Lion Diamond M Canyon Unit, also discovered in 1948, has produced 44.0 million barrels of oil. Most of the original 145 wells initially penetrated only the top 50 feet of the reef, with deeper evaluation accomplished through a limited number of well deepenings. The unit was pumping a total of 150 barrels of oil per day from 15 producing wells prior to commencement of our operations and is currently spaced on 40 acre proration units.

We have identified 42 mechanically viable Canyon Reef wells as deepening candidates. The first two of these workovers have recently been completed. Both wells were deepened approximately 150 feet. The combined current production rate of the two wells has stabilized at approximately 50 gross (30 net) BOE per day. We are currently expanding the field's injection and facility fluid handling capacity to accommodate increased volumes from future workovers.

We are also preparing to shoot a 3-D seismic survey utilizing both compressional and shear wave technology. We anticipate that we will spend on this project, net to our 66% working interest, approximately $8.0 million over the next three years, of which $1.9 million is budgeted for 2004. However, this program and our expenditures could be accelerated if future deepenings exceed our current economic model.



Onshore Gulf Coast of South Texas

This area generated approximately 27% of our 2003 production and represented approximately 12% of our reserve value as of December 31, 2003. From 1993 to June 2002, this area had been our primary focus. However, because of the high decline rate and short-lived reserves, we are decreasing our re-investment in this area and are now re-deploying a majority of the cash flow from this area to the acquisition, development and exploitation of longer-lived oil and natural gas reserves.

Yegua/Frio Gas Project, Jackson and Wharton Counties

This non-operated project primarily focuses on natural gas production from the Yegua and Frio trends at depths ranging from 3,000 feet to 16,000 feet.

We have approximately 3 Yegua and 7 Frio 3-D seismic natural gas prospects remaining to be drilled. We have budgeted $2.2 million, net to our interest, for the drilling of these prospects, the majority of which will be spent in 2004. We expect drilling operations on 2 Yegua prospects to begin in the second quarter of 2004. Our working interest in the wells is approximately 30%.

East Texas

Cook Mountain Gas Project, Liberty County

We commenced this non-operated project in 2002 and it represented approximately 13% of our 2003 production and 3% of our reserve value as of December 31, 2003. We have participated in eight Cook Mountain natural gas wells, five of which have been successful.

We have approximately 5 additional 3-D seismic Cook Mountain natural gas prospects remaining to be drilled. We have revised the budget and plan to spend $0.5 million for the drilling of these prospects, the majority of which will be spent in 2004.



UNDEVELOPED PROJECTS

All four of the following new projects have been acquired since June 2002 and no production or proved reserves have been recognized on these projects as of December 31, 2003.

North Texas Barnett Shale Gas Project, Tarrant County

We acquired our initial interest in this non-operated project in April 2003 and drilled an initial well in May 2003. We are in the process of acquiring additional leasehold on the project and drilling activity is anticipated to resume during the third quarter of 2004. Our current leasehold on the project is approximately 5,000 gross acres with natural gas targets at a depth of approximately 8,000 feet. We anticipate that we will spend on this project, net to our 28% working interest, approximately $16.0 million over the next three years, of which $2.0 million is budgeted for 2004.

Utah Oil and Gas Project

We have increased our acreage position in this project to approximately 125,000 gross acres. It is a multiple zone project consisting of both oil and natural gas targets at a depth of less than 6,000 feet. We continue to build our leasehold position and geological data base. We expect to spud the first exploratory well in this project as early as the third quarter of 2004. We own and operate 100% of this project and estimate that the cost to drill and complete a well will be approximately $0.5 million. Our budget on this project for 2004 is approximately $1.0 million.



New Mexico Gas Project

This non-operated project consists of approximately 50,000 gross acres with the primary target being the Abo formation at a depth of approximately 5,000 feet. The Abo formation is a known natural gas-producing reservoir but historically has been marginally economic due to low per-well producing rates and low natural gas prices.

Since December 2003, we have participated in three Abo formation natural gas wells that have been drilled and are in the process of being completed. We expect this project to become commercial because of the application of new horizontal drilling and hydraulic fracture stimulation technologies. Depending on production results, we expect accelerated development in 2004 of this potential long-life natural gas project. Our working interest in the project is approximately 8.5%. Our budget on this project for 2004 is approximately $0.8 million.

Cotton Valley Reef Gas Project, Texas

We acquired an interest in this non-operated 3-D seismic natural gas project in November 2003. The objective is the Cotton Valley barrier reef facies found between the depths of 16,000 and 18,000 feet on the flank of the east Texas Basin as it existed in the Jurassic time. Nearby, existing long-life natural gas fields, with impressive production profiles, produce from Cotton Valley patch reef facies; however, this project targets a much larger, seaward barrier reef reservoir. This project consists of approximately 5,000 gross acres and the first well is expected to spud during the second quarter of 2004. We have budgeted approximately $1.4 million in 2004, net to our working interest, for the drilling of the first of nine potential prospects within this project. Our working interest in the remaining prospects will be approximately 12.0%.

We have budgeted approximately $5.1 million, which we plan to spend on existing projects in the Permian Basin of west Texas and New Mexico.



Board of Directors

Seated, left to right:
Larry C. Oldham, Thomas R. Cambridge (Chairman), Ray M. Poage

Standing, left to right:
Martin B. Oring, Jeffrey G. Shrader, Dewayne E. Chitwood, Charles R. Pannill



Officers

Seated, left to right:
Thomas W. Ortloff *(Corporate Secretary),* Thomas R. Cambridge *(Chairman),*
Larry C. Oldham (*President & CEO),*

Standing, left to right:
Steven D. Foster *(Chief Financial Officer),* John S. Rutherford *(Vice President of Land & Administration),* Eric A. Bayley *(Vice President of Corporate Engineering),* Donald E. Tiffin *(Chief Operating Officer)*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist you in understanding our financial position and results of operations for each year in the three-year period ended December 31, 2003. You should read the following discussion and analysis in conjunction with our financial statements and the related notes.

The following discussion contains forward-looking statements. For a description of limitations inherent in forward-looking statements, see "Cautionary Statement Regarding Forward-Looking Statements" on page 64 of this Annual Report.

Overview and Strategy

Our primary objective is to increase shareholder value of our common stock through increasing reserves, production, cash flow and earnings. We are shifting the balance of our investments from properties having high rates of production in early years to properties with more consistent production over a longer term. We attempt to reduce our financial risks by dedicating a smaller portion of our capital to high risk projects, while reserving the majority of our available capital for exploitation and development drilling opportunities. Obtaining positions in long-lived oil and gas reserves will be given priority over properties that might provide more cash flow in the early years of production, but which have shorter reserve lives. We also attempt to further reduce risk by emphasizing acquisition possibilities over high risk exploration projects.

During the latter part of 2002, we reduced our emphasis on high risk exploration efforts and started focusing on established geologic trends where we can utilize the engineering, operational, financial and technical expertise of our entire staff. Although we anticipate participating in exploratory drilling activities in the future, reducing financial, reservoir, drilling and geological risks and diversifying our property portfolio are important criteria in the execution of our business plan. In summary, our current business plan:

- focuses on projects having less geological risk;
- emphasizes exploitation and enhancement activities;
- focuses on acquiring producing properties; and
- expands the scope of operations by diversifying our exploratory and development efforts, both in and outside of our current areas of operation.

Although the direction of our exploration and development activities has shifted from high risk exploratory activities to lower risk development opportunities, we will continue our efforts, as we have in the past, to maintain low general and administrative expenses relative to the size of our overall operations, utilize advanced technologies, serve as operator in appropriate circumstances, and reduce operating costs.

The extent to which we are able to implement and follow through with our business plan will be influenced by:

- the prices we receive for the oil and gas we produce;
- the results of reprocessing and reinterpreting our 3-D seismic data;
- the results of our drilling activities;
- the costs of obtaining high quality field services;
- our ability to find and consummate acquisition opportunities; and
- our ability to negotiate and enter into work to earn arrangements, joint venture or other similar agreements on terms acceptable to us.

Significant changes in the prices we receive for our oil and gas drilling results, or the occurrence of unanticipated events beyond our control may cause us to defer or deviate from our business plan, including the amounts we have budgeted for our activities.

Operating Performance

Our operating performance is influenced by several factors, the most significant of which are the prices we receive for our oil and gas and our production volumes. The world price for oil has overall influence on the prices that we receive for our oil production. The prices received for different grades of oil are based upon the world price for oil, which is then adjusted based upon the particular grade. Typically, light oil is sold at a premium, while heavy grades of crude are discounted. Gas prices we receive are influenced by:

- seasonal demand;
- weather;
- hurricane conditions in the Gulf of Mexico;
- availability of pipeline transportation to end users;
- proximity of our wells to major transportation pipeline infrastructures; and
- to a lesser extent, world oil prices.

Additional factors influencing our overall operating performance include:

- production expenses;
- overhead requirements; and
- costs of capital.

Our oil and gas exploration, development and acquisition activities require substantial and continuing capital expenditures. Historically, the sources of financing to fund our capital expenditures have included:

- cash flow from operations;
- sales of our equity securities;
- bank borrowings; and
- industry joint ventures.

Depletion per BOE in 2003 was $6.83 versus $10.52 in 2002 and $9.13 in 2001. The decrease per BOE in 2003 was a result of lower cost reserves associated with our acquisition of the Fullerton properties as of December, 2002.

Our oil and gas producing activities are accounted for using the full cost method of accounting. Under this accounting method, we capitalize all costs incurred in connection with the acquisition of oil and gas properties and the exploration for and development of oil and gas reserves. See Note 3 to the Financial Statements on page 48 of this Annual Report. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling productive and non-productive wells, and overhead expenses directly related to land and property acquisition and exploration and development activities. Proceeds from the disposition of oil and gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless a disposition involves a material change in reserves, in which case the gain or loss is recognized.

Depletion of the capitalized costs of oil and gas properties, including estimated future development costs, is provided using the equivalent unit-of-production method based upon estimates of proved oil and gas reserves and production, which are converted to a common unit of measure based upon their relative energy content. Unproved oil and gas properties are not amortized, but are individually assessed for impairment. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted.

Results of Operations

Our business activities are characterized by frequent, and sometimes significant, changes in our:

- reserve base;
- sources of production;
- product mix (gas versus oil volumes); and
- the prices we receive for our oil and gas production.

Year-to-year or other periodic comparisons of the results of our operations can be difficult and may not fully and accurately describe our condition. The following table shows selected operating data for each of the three years ended December 31, 2003.

	Year Ended December 31,		
	2003	2002	2001
Production, Prices and Lifting Costs:	*(in thousands except per unit data)*		
Oil (Bbls)	**629**	131	138
Natural gas (Mcf)	**3,356**	2,670	3,266
BOE	**1,188**	576	682
Oil price (per Bbl) (1)	**$ 29.11**	$ 24.59	$ 24.80
Natural gas price (per Mcf) (1)	**$ 5.40**	$ 3.33	$ 4.41
BOE price (1)	**$ 30.66**	$ 21.03	$ 26.13
Average Production (lifting) Cost per BOE (2)	**$ 7.07**	$ 5.00	$ 5.74

(1) Average price received at the wellhead for our oil and natural gas.

(2) The increase in 2003 is attributable to increased lifting costs associated with our waterflood projects.

Critical Accounting Policies and Practices

Full Cost and Impairment of Assets. We account for our oil and natural gas exploration and development activities using the full cost method of accounting. Under this method, all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized. Costs of non-producing properties, wells in process of being drilled and significant development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined. At the end of each quarter, the net capitalized costs of our oil and natural gas properties, as adjusted for asset retirement obligations, is limited to the lower of unamortized cost or a ceiling, based on the present value of estimated future net revenues, net of income tax effects, discounted at 10%, plus the lower of cost of fair market value of our unproved properties. Revenues are measured at unescalated oil and gas prices at the end of each quarter, with effect given to our cash flow hedge positions. If the net capitalized costs of our oil and gas properties exceed the ceiling, we are subject to a ceiling test write-down to the extent of the excess. A ceiling test write-down is a non-cash charge to earnings. It reduces earnings and impacts stockholders' equity in the period of occurrence and results in lower depreciation, depletion and amortization expense in future periods.

The risk that we will be required to write down the carrying value of oil and gas properties increases when oil and gas prices decline. If commodity prices deteriorate, it is possible that we could incur an impairment in future periods.

Depletion. Provision for depletion of oil and gas properties, under the full cost method, is calculated using the unit of production method based upon estimates of proved oil and gas reserves with oil and gas production being converted to a common unit of measure based upon their relative energy content. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted.

Proved Reserve Estimates. Our discounted present value of proved oil and natural gas reserves is a major component of the ceiling calculation, and represents the component that requires the most subjective judgments. Estimates of reserves are forecasts based on engineering data, projected future rates of production and the timing of future expenditures. The process of estimating oil and natural gas reserves requires substantial judgment, resulting in imprecise determinations, particularly for new discoveries. Different reserve engineers may make different estimates of reserve quantities based on the same data. Our reserve estimates are prepared by outside consultants.

The passage of time provides more qualitative information regarding estimates of reserves, and revisions are made to prior estimates to reflect updated information. However, there can be no assurance that more significant revisions will not be necessary in the future. If future significant revisions are necessary that reduce previously estimated reserve quantities, it could result in a full cost ceiling writedown. In addition to the impact of these estimates of proved reserves on calculation of the ceiling, estimates of proved reserves are also a significant component of the calculation of depreciation, depletion and amortization.

While the quantities of proved reserves require substantial judgment, the associated prices of oil and natural gas reserves that are included in the discounted present value of the reserves do not require judgment. Accounting principles generally accepted in the United States require that prices and costs in effect as of the last day of the period are held constant indefinitely. Accordingly, the resulting value is not indicative of the true fair value of the reserves. Oil and natural gas prices have historically been cyclical and, on any particular day at the end of a quarter, can be either substantially higher or lower than prices we actually receive in the long-term, which are a barometer for true fair value.

Use of Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported assets, liabilities, expenses, and some narrative disclosures. Hydrocarbon reserves, future development costs and certain hydrocarbon production expense are the most critical estimates to our financial statements.

Derivatives. The Financial Accounting Standards Board issued SFAS No. 133 and SFAS No. 138 requiring that all derivative instruments be recorded on the balance sheet at their respective values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. We adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. For the periods prior to January 1, 2003, derivative contracts were not designated as hedges. Accordingly, the unrealized gains or losses were recorded in income. As of January 1, 2003 we designated costless collars, oil and gas swaps, and interest rate swaps as cash flow hedges. Accordingly, the effective portion of the unrealized gain or loss on cash flow hedges is recorded in other comprehensive income until the forecasted transaction occurs. We continued to record the unrealized loss on put positions outstanding in income during 2003. The purpose of our hedges is to provide a measure of stability in our oil and gas prices and interest rate payments and to manage exposure to commodity price and interest rate risk under existing sales contracts.

Overhead Reimbursement – Joint Operations. As compensation for administration, supervision office services and warehousing cost, an operator may charge drilling and producing overhead costs based upon rates negotiated in the joint operating agreement.

Overhead reimbursements charged to working interest owners for properties that we operate are treated as reductions in general and administrative expense for producing overhead. For 2003, capital costs were reduced by approximately $34,000 and general and administrative costs were reduced by approximately $123,000 for drilling and producing overhead reimbursements.

Prior to 2003, overhead was recorded as other income. The amounts reimbursed to us for 2002 and 2001 were $20,000 and $24,000 respectively.

Years Ended December 31, 2003 and December 31, 2002

Oil and Gas Revenues. Our total oil and gas revenues for 2003 were $33.9 million, an increase of $21.8 million, or approximately 180%, from $12.1 for 2002. The increase in revenues for 2003, compared to 2002, is related to a 106% increase in oil and gas production due to the Fullerton acquisition on December 20, 2002, two additional productive wells drilled in 2003 in the Cook Mountain along with a full year's production of the Murphy #1 and a 36% increase in the average sales price per BOE including hedges. On an equivalent barrel basis, 2003 production totaled 1.2 million BOE compared with 576,000 BOE in 2002, approximately a 612,000 BOE increase.

Lease Operating Expense. The increase in lease operating expense for 2003, compared with 2002, was primarily the result of increased lease operating expense associated with the waterfloods on Fullerton and Diamond M properties. Lease operating costs increased $4.4 million or 210%, to $6.5 million for the twelve months ended December 31, 2003, from $2.1 million for the same period of 2002.

General and Administrative Costs. Overall general and administrative expenses increased $2.2 million or approximately 102% to $4.3 million for the year ended December 31, 2003. General and administrative expenses for the same period of 2002 were $2.1 million. The increase in general and administrative expenses was primarily due to additional personnel in conjunction with the implementation of our new business plan in June 2002 and increased public reporting costs. General and administrative expense included in oil and gas properties is $915,000 and $1.3 million for 2003 and 2002 respectively.

Depreciation Depletion and Amortization Expense. Depreciation, depletion and amortization expenses for 2003 increased $2.2 million or approximately 35% to $8.4 million as compared to $6.2 million in 2002. The increase was primarily attributable to the 106% increase in production volumes for the year ended December 31, 2003 and associated depletable property base in connection with our property acquisitions. Depreciation, depletion and amortization expenses did not increase at a comparable rate to production volume increases because with the addition of the Fullerton properties in late 2002, our depreciation, depletion and amortization rate on a BOE basis decreased from $10.52 in 2002 to $6.83 in 2003.

Equity in Income of First Permian, L.P. As discussed in Note 6 to the Financial Statements on page 52 of this Annual Report. First Permian, L.P. sold all of its oil and gas properties on April 8, 2002. As the owner of a 30.675% interest in First Permian, we received our prorata share of the net sales proceeds, or $5.5 million in cash and 933,589 shares of common stock of Energen Corporation. Our pro rata share of the net income and distributions for 2002 was $31.0 million.

Incentive Awards attributable to the sale of First Permian, L.P. The Incentive Awards reflect bonus payments made to certain officers and employees in 2002 as a result of First Permian's sale of all of its assets.

Loss on Marketable Securities. We recognized a loss in marketable securities for the year ended December 31, 2002 in the amount of approximately $717,000, which resulted from our sales of 933,589 shares, all of our investment of Energen common stock. This loss represents the difference in Energen's stock price of $27.40 per share at the time of the First Permian sale and our realized net price of approximately $26.63 per share.

Change in Fair Value of Derivatives. We recognized a loss of approximately $22,000 for the year ended December 31, 2003 compared to a loss of $948,000 for the same period of 2002. The loss of $22,000 in 2003 was attributable to the expiration of put options not designated as cash flow hedges. The decrease from 2002 to 2003 is primarily due to our adopting cash flow hedge accounting which allows us to record changes in fair value of contracts designated as cash flow hedges through other comprehensive income until realized. When realized, we reflect the gain or loss on commodity derivatives designed as cash flow hedges in revenue and on interest rate derivative designated as cash flow hedges in interest expense. See Note 5 to the Financial Statements on page 50 of this Annual Report.

Gain (Loss) in Ineffective Portion of Hedges. The gain on the ineffective portion of our hedges was $191,000 for 2003. We did not use hedge accounting for derivatives prior to 2003.

Dividend Income. Dividend income during 2002 was approximately $371,000 associated with our investment in and ownership of Energen common stock. All of our investment in Energen stock was sold in 2002.

Interest Expense. Interest expense increased $1.4 million or 241% to $2.0 million for the year ended December 31, 2003, from approximately $601,000 for the same period of 2002. This increase was due principally to increased bank borrowings associated with our acquisitions, partially offset by a decrease in the minimum interest rate under our revolving credit facility. The minimum interest rate decreased from 4.75% to 4.50% in December 2002.

Income Tax Benefit (Expense) Deferred. For the period ended December 31, 2003, we recorded federal and state income tax expense of $3.9 million and a credit of $900,000, which was a reduction of our estimate of State income tax liability, respectively compared to an income tax expense of $8.8 million and $932,000, respectively in 2002. See Note 8 to the Financial Statements on page 54 of this Annual Report.

Net Income. Our net income for 2003 was $7.6 million a decrease of $11.1 million or approximately 59% compared to $18.7 million for 2002. The decrease was principally due to the gain on sale of First Permian, L.P. and dividend income from the Energen stock recognized in 2002. Other items affecting net income include:

- a 106% increase in oil and gas production due to the Fullerton acquisition and increased production at Cook Mountain along with a 36% increase in sales price per BOE;
- a 210% increase in lease operating expense due to increased production and operating costs associated with water flood projects;
- a 102% increase in general and administrative costs due to a full year of our business plan in place, which included increased staffing needs and associated costs. We are also experiencing increased public reporting costs due to expanded reporting requirements and activity.

Years Ended December 31, 2002 and December 31, 2001

Oil and Gas Revenues. Our total oil and gas revenues for 2002 were $12.1 million, a decrease of $5.7 million, or approximately 32%, from $17.8 million for 2001. The decrease in revenues for 2002, compared to 2001, is related to a 20% decline in the average price we received for our oil and natural gas production volumes, and a 16% decline in oil and natural gas production volumes on a BOE basis. On an equivalent barrel basis, 2002 production totaled 576,000 BOE compared with 682,000 BOE in 2001. The decrease in natural gas production was primarily due to production declines, which was partially offset by our drilling activities in 2002.

Lease Operating Expense. The decrease in lease operating expenses for 2002, compared with 2001, was primarily the result of decreased production volumes and, to a lesser extent, reduction in ad valorem taxes and other direct operating expenses. Production costs decreased $656,000 or 24%, to $2.1 million for the twelve months ended December 31, 2002, from $2.7 million for the same period of 2001.

General and Administrative Costs. Overall general and administrative expenses increased $807,000 or 60% to $2.2 million for the year ended December 31, 2002. General and administrative expenses for the same period of 2001 were $1.3 million. The increase in general and administrative expenses was primarily due to increased public reporting costs, increased costs associated with our new office and increased staffing for six months ending 2002 associated with our new business plan. General and administrative expense included in oil and gas properties is $1.3 million and $782,000 for 2002 and 2001 respectively.

Depreciation Depletion and Amortization Expense. Depreciation, depletion and amortization expenses for 2002 were slightly lower at $6.2 million, as compared to $6.3 million in 2001. The decline was attributable to an increase in reserves as of December 31, 2002, which was partially offset by an increase in net depletable property basis.

Impairment of Oil and Gas Properties. We recognized a noncash impairment charge of $16.8 million in 2001 related to our oil and gas reserves and unproved properties. The impairment of oil and gas assets was primarily the result of significantly lower oil and natural gas prices on both proved and unproved oil and gas properties. An impairment was not recognized in 2002.

Equity in Income of First Permian, L.P. As discussed in Note 6 to the Financial Statements, First Permian, L.P. sold all of its oil and gas properties on April 8, 2002. As the owner of a 30.675% interest in First Permian, we received our prorata share of the net sales proceeds, or $5.5 million in cash and 933,589 shares of common stock of Energen Corporation. Our pro rata share of the net income and distributions for 2002 was $31.0 million.

Incentive Awards attributable to the sale of First Permian, L.P. The Incentive Awards reflect bonus payments made to certain officers and employees in 2002 as a result of First Permian's sale of all of its assets.

Loss on Marketable Securities. We recognized a loss in marketable securities in the amount of approximately $717,000, which resulted from our sales of 933,589 shares, all of our investment, of Energen common stock during 2002. This loss represents the difference in Energen's stock price of $27.40 per share at the time of the First Permian sale and our realized net price of approximately $26.63 per share.

Change in Fair Value of Derivatives. We also recognized a loss of $948,000 which represented the decrease in fair value of our natural gas puts of $508,000 and mark-to-market accounting for approximately $440,000. See Note 5 to the Financial Statements on page 50 of this Annual Report.

Dividend Income. Dividend income during 2002 was $371,000 associated with our investment in and ownership of Energen common stock.

Interest Expense. Interest expense decreased $201,000 or 25% to $601,000 for the year ended December 31, 2002, from $802,000 for the same period of 2001. This decrease was principally a result of a decrease in average borrowings associated with the redeployment of cash from the sale of the Energen stock and lower interest rates.

Income Tax Benefit (Expense) Deferred. For the period ended December 31, 2002, we recorded federal and state income tax expense of $8.7 million and $932,000, respectively. See Note 8 to the Financial Statements on page 54 of this Annual Report.

Net Income (Loss). Our income, before preferred stock dividends, was $18.7 million for the year ended December 31, 2002, compared with a loss of $4.7 million for the year ended December 31, 2001. In 2002, income of $29.7 million resulted entirely from the sale of First Permian's oil and gas properties, net of incentive awards attributable to First Permian's sale of its assets. Other items affecting net income included:

- a 32% decrease in oil and gas revenues related to a decline in volumes and average price received;
- decreased production costs of approximately 27% primarily related to decreased production volumes and, to a lesser extent, reductions in ad valorem taxes and other direct operating expenses;
- increased general and administrative expenses of 60%, increased public reporting costs, increased costs associated with our new office and increased staffing needs associated with our new business plan; and
- non-cash charges associated with the sale of Energen stock, fair market value of our put options and mark to market of the crude oil swaps.

Capital Resources and Liquidity

Our capital resources consist primarily of cash flows from our oil and gas properties and bank borrowings supported by our oil and gas reserves. Our level of earnings and cash flows depends on many factors, including the prices we receive for oil and natural gas we produce.

Working capital increased 92% or $7.9 million as of December 31, 2003 compared with December 31, 2002. Current assets exceeded current liabilities by $16.4 million at December 31, 2003. The working capital increase was primarily due to the private placement of 4.0 million shares of common stock with gross proceeds of $13.0 million and no current maturities on our revolving credit facility and increased receivables associated with increased oil and gas volumes and prices. See Note 9 to the Financial Statements on page 56 of this Annual Report.

The following table summarizes our cash flows from operating, investing and financing activities:

	Year ended December 31,		
	2003	2002	2001
		(in thousands)	
Operating activities	**$ 19,465**	$ 1,528	$ 13,383
Investing activities	**$ (15,494)**	$ (30,277)	$ (11,357)
Financing activities	**$ 1,595**	$ 37,210	$ (676)

Cash from operating activities in 2003 increased $17.9 million over 2002 largely due to increased operating income from the Fullerton acquisition, increased production in the Cook Mountain Gas project and increased sales prices in 2003. Investing and financing activities decreased in 2003 compared to 2002 primarily as a result of the Fullerton acquisition in 2002. These declines were partially offset by proceeds from the First Permian asset sale also recorded in 2002.

Cash provided from operating activities declined $11.9 million in 2002 compared to 2001 primarily due to reduced production and product prices. Investing and financing activities increased in 2002 compared to 2001 primarily as a result of the Fullerton acquisition.

We incurred net property costs of $14.9 million for the period ended December 31, 2003, primarily for our oil and gas property leasehold acquisition, development, and enhancement activities. Also added to our property basis were asset retirement costs of $1.5 million for the adoption of SFAS 143 (see Note 4 to the Financial Statements on page 49 of this Annual Report). The property leasehold acquisition, development and enhancement activities were financed by the utilization of cash flows provided by operations.

Based on our projected oil and gas revenues and related expenses and available bank borrowings, we believe that we will have sufficient capital resources to fund normal operations and capital requirements, interest expense and principal reduction payments on bank debt, if required, and preferred stock dividends. We continually review and consider alternative methods of financing.

Bank Borrowings

On December 20, 2002, Parallel and its subsidiary, Parallel, L.P., entered into a First Amended and Restated Credit Agreement with First American Bank, SSB, Western National Bank and BNP Paribas. The credit facility provides for revolving loans. This means that we can borrow, repay and reborrow funds drawn under the credit facility. However, the aggregate amount that we can borrow and have outstanding at any one time is subject to a borrowing base. The borrowing base calculation is based primarily upon the estimated value of our oil and gas reserves. Generally, we can borrow only up to the borrowing base in effect from time to time. The borrowing base amount is redetermined by the banks on or about April 1 and October 1 of each year or at other times required by the banks or at our request. If, as a result of the banks' redetermination of the borrowing base, the outstanding principal amount of our loan exceeds the borrowing base, we must either provide additional collateral to the banks or prepay the principal of the note in an amount equal to the excess. Except for the principal payments that may be required because of our outstanding loans being in excess of the borrowing base, interest only is payable monthly.

The credit agreement was amended in September 2003. The amendment included:

- the deletion of the monthly commitment reduction, a provision that would have required us to begin amortizing our loan beginning August 31, 2003;
- the modification of certain financial ratio tests;
- an increase in our borrowing base to $50 million;
- changes in certain reporting requirements to the banks; and
- the revision of covenants in the credit agreement governing our hedging activities.

The principal amount outstanding under the revolving credit facility was $39.8 million at December 31, 2003. This facility bears interest at First American Bank's base rate or the libor rate, at our election. Generally, First American Bank's base rate is equal to the prime rate published in the Wall Street Journal, but not less than 4.50%. The libor rate is generally equal to the sum of (a) the rate designated as "British Bankers Association Interest Settlement Rates" and offered on one, two, three or six month interest periods for deposits of $1.0 million, and (b) a margin ranging from 2.25% to 2.75%, depending upon the outstanding principal amount of the loans. The interest rate we are required to pay, including the applicable margin, may never be less than 4.50%. If the principal amount outstanding is equal to or greater than 75% of the borrowing base established by the banks, the margin is 2.75%. If the principal amount outstanding is equal to or greater than 50%, but less than 75% of the borrowing base, the margin is 2.50%. If the principal amount outstanding is less than 50% of the borrowing base, the margin is 2.25%.

In the case of base rate loans, interest is payable on the last day of each month. In the case of libor loans, interest is payable on the last day of each applicable interest period.

If the total outstanding borrowings under the facility are less than the borrowing base, an unused commitment fee is required to be paid to the bank lenders. The amount of the fee is .25% of the daily average of the unadvanced amount of the borrowing base. The fee is payable quarterly.

All outstanding principal under the revolving credit facility is due and payable on December 20, 2006. The loan is secured by substantially all of our oil and gas properties, including the properties Parallel, L.P. Parallel, L.L.C., a subsidiary of Parallel Petroleum Corporation, guaranteed payment of the loans.

We are highly dependent on bank borrowings to fund our exploration and drilling activities. The borrowing base calculation is based upon the estimated value of oil and gas reserves. If our borrowing base declines significantly, our liquidity would be suddenly and materially limited.

If the borrowing base is increased, we are required to pay a fee of .25% on the amount of any increase in the borrowing base.

Our obligations to the bank are secured by substantially all of our oil and gas properties. Our bank borrowings have been incurred to finance our property acquisition, 3-D seismic surveys, enhancement and drilling activities.

In addition to customary affirmative covenants, the credit agreement contains various restrictive covenants and compliance requirements, including:

- maintaining certain financial ratios;
- limitations on incurring additional indebtedness;
- prohibiting the payment of dividends on our common stock;
- limitations on the disposition of assets; and
- prohibiting liens (other than in favor of the lenders) to exist on any of our properties.

If we have borrowing capacity under our credit agreement, we intend to borrow, repay and reborrow under the revolving credit facility from time to time as necessary, subject to borrowing base limitations, to fund:

- interpretation and processing of 3-D seismic survey data;
- lease acquisitions and drilling activities;
- acquisitions of producing properties or companies owning producing properties; and
- general corporate purposes.

Preferred Stock

At December 31, 2003 we had 959,500 shares of 6% convertible preferred stock outstanding. The preferred stock:

- required us to pay dividends of $.60 per annum, semi-annually on June 15 and December 15 of each year;
- is convertible into common stock at any time, at the option of the holder, into 2.8751 shares of common stock at an initial conversion price of $3.50 per share, subject to adjustment in certain events;
- is redeemable at our option, in whole in part, for $10 per share, plus accrued dividends;
- has no voting rights, except as required by applicable law, and except that as long as any shares of preferred stock remain outstanding, the holders of a majority of the outstanding shares of the preferred stock may vote on any proposal to change any provision of the preferred stock which materially and adversely affects the rights, preferences or privileges of the preferred stock;
- is senior to the common stock with respect to dividends and on liquidation, dissolution or winding up of Parallel;
- has a liquidation value of $10 per share, plus accrued and unpaid dividends.

Commodity Price Risk Management Transactions

During 2001, we did not use derivative contracts. For the year ended December 31, 2002, we used mark-to-market accounting for all our derivative contracts. As of January 1, 2003 we designated the costless collars, oil and gas swaps and interest rate swaps as cash flow hedges under the provisions of SFAS 133, as amended. We continued mark-to-market accounting for our put positions. The purpose of our hedges is to provide a measure of stability in our oil and gas prices and interest rate payments and to manage exposure to commodity price and interest rate risk. Our objective is to lock in a range of oil and gas prices and a fixed interest rate for certain notional amounts.

Under cash flow hedge accounting, the quarterly change in the fair value of the commodity derivatives is recorded in stockholders' equity as other comprehensive income (loss) and then transferred to revenue when the production is sold. Ineffective portions of cash flow hedges (changes in realized prices that do not match the changes in the hedge price) are recognized in other expense as they occur. While the cash flow hedge contract is open, the ineffective gain or loss many increase or decrease until settlement of the contract.

Under cash flow hedge accounting for interest rate swaps, the quarterly change in the fair value of the derivatives is recorded in stockholders' equity as other comprehensive income (loss) and then transferred to interest expense when the contract settles. Ineffective portions of cash flow hedges are recognized in other expense as they occur.

We are exposed to credit risk in the event of nonperformance by the counterparty in its derivative instruments. However, we periodically assess the creditworthiness of the counterparty to mitigate this credit risk.

Certain of our commodity price risk management arrangements have required us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations with respect to our commodity price risk management transactions exceed certain levels.

For additional information about our price risk management transactions, see "Quantitative and Qualitative Disclosures About Market Risk" on page 31 of this Annual Report.

Future Capital Requirements

Our capital expenditure budget for 2004 is approximately $17.0 million and is highly dependent on future oil and gas prices and the availability of funding. These expenditures will be governed by the following factors:

- internally generated cash flows;
- availability of borrowing under our revolving credit facility;
- additional sources of financing; and
- future drilling successes.

In 2003, we have focused on drilling lower risk natural gas prospects that could have a meaningful effect on our reserve base and cash flows. In selected cases, we may elect to reduce our interest in higher risk, higher impact projects. We may also sell certain non-core producing properties to raise funds for capital expenditures.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

We have contractual obligations and commitments that may affect our financial position. However, based on our assessment of the provisions and circumstances of our contractual obligation and commitments, we do not feel there would be an adverse effect on our consolidated results of operations, financial condition or liquidity.

The following table is a summary of significant contractual obligations:

	Obligation Due in Period						
Contractual Cash Obligations	2004	2005	2006	2007	2008	After 5 years	Total
				(in thousands)			
Revolving Credit Facility (secured)	$ -	$ -	$ 39,750	$ -	$ -	$ -	$ 39,750
Office Lease (Dinero Plaza)	128	157	105	-	-	-	390
Preferred Stock Dividend	574	574	574	574	574	[2]	2,870
Other Long-term Liabilities [1]	503	38	66	66	30	998	1,701
Derivative Obligations	3,231	1,673	982	-	-	-	5,886
Total	$ 4,436	$ 2,442	$ 41,477	$ 640	$ 604	$ 998	$ 50,597

[1] Assets retirement obligations of oil and natural gas assets, excluding salvage value.

[2] Payments of preferred dividends so long as preferred stock remains outstanding and not converted.

Deferred taxes are not included in the table above. The utilization of net operating loss carryforwards combined with our plans for development and acquisitions may offset any major cash outflows. However, the ultimate timing of the settlements cannot be precisely determined. Purchase obligations are not included in the table because they are not considered material.

In addition to our principal payment obligations under the revolving credit facility payment noted in the table above, we are subject to interest payments on such indebtedness. See Note 7 to the Financial Statements on page 53 of this Annual Report.

We have no off-balance sheet financing arrangements or any unconsolidated special purpose entities.

Outlook

The oil and gas industry is capital intensive. We make, and anticipate that we will continue to make, substantial capital expenditures in the exploration for, development and acquisition of oil and gas reserves. Historically, our capital expenditures have been financed primarily with:

- internally generated cash from operations;
- proceeds from bank borrowings; and
- proceeds from sales of equity securities.

The continued availability of these capital sources depends upon a number of variables, including:

- our proved reserves;
- the volumes of oil and gas we produce from existing wells;
- the prices at which we sell oil and gas; and
- our ability to acquire, locate and produce new reserves.

Each of these variables materially affects our borrowing capacity. We may from time to time seek additional financing in the form of:

- increased bank borrowings;
- sales of Parallel's securities;
- sales of non-core properties; or
- other forms of financing.

We do not have agreements for any future financing and there can be no assurance as to the availability or terms of any such financing.

Inflation

Inflation has not had a significant impact on our financial condition or results of operations. We do not believe that inflation poses a material risk to our business.

Recent Accounting Pronouncements

FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other.* FIN No. 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. Initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. FIN No. 45 also requires disclosures about guarantees in financial statements for interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's consolidated financial statements.

FIN No. 46, *Consolidation of Variable Interest Entities.* In December 2003, the FASB issued Interpretation No. 46R, *Consolidation of Variable Interest Entities"* ("FIN 46"), which requires the consolidation of certain entities that are determined to be variable interest entities ("VIE"). An entity is considered to be a VIE when either (i) the entity lacks sufficient equity to carry on its principal operations, (ii) the equity owners of the entity cannot make decisions about the entity's activities or (iii) the entity's equity neither absorbs losses or benefits from gains. The Company owns no interests in variable interest entities, and therefore this new interpretation has not affected the Company's consolidated financial statements.

In March 2003, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure,* which amends SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. As of September 30, 2003, the Company adopted the *Prospective method* which applies prospectively the fair value recognition method to all employee and director awards granted, modified or settled after the beginning of the fiscal year in which the fair value based method of accounting for stock-based compensation is adopted. SFAS 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In April, 2003, the Financial Accounting Standards Board issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* which clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* The Statement is effective for contracts entered into or modified after June 20, 2003. The adoption of SFAS 149 did not have a material impact on the Company's consolidated financial statements.

In May, 2003, the Financial Accounting Standards Board issued SFAS No. 150 *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's consolidated financial statements.

A reporting issue has arisen regarding the application of certain provisions of SFAS No. 141 and SFAS No. 142 to companies in the extractive industries, including oil and gas companies. The issue is whether SFAS No. 142 requires registrants to classify the costs of mineral rights held under lease or other contractual arrangements associated with extracting oil and gas as intangible assets in the balance sheet, apart from other capitalized oil and gas property costs, and provide specific footnote disclosures. Historically, Parallel has included the costs of such mineral rights associated with extracting oil and gas as a component of oil and gas properties. If it is ultimately determined that SFAS No. 142 requires oil and gas companies to classify costs of mineral rights held under lease or other contractual arrangement associated with extracting oil and gas as a separate intangible assets line item on the balance sheet, the Company would be required to reclassify approximately $17.3 million at December 31, 2003 and $13.5 million at December 31, 2002 out of Oil and Gas Properties and into a separate intangible assets line item. Parallel's cash flows and results of operations would not be affected since such intangible assets would continue to be depleted and assessed for impairment in accordance with full cost accounting rules.

Effects of Derivative Instruments

For the year ended December 31, 2002, we used mark-to-market accounting for all our derivative contracts. As of January 1, 2003 we designated the costless collars, oil and gas swaps and interest rate swaps as cash flow hedges under the provisions of SFAS 133, as amended. The adoption of cash flow hedge accounting allows us to record changes in fair value of contracts designated as cash flow hedges through other comprehensive income until realized. When realized, we reflect the gain or loss on commodity derivatives designated as cash flow hedges in revenue and on interest rate derivatives designated as cash flow hedges in interest expense. We continued mark-to-market accounting for our put positions. The purpose of our hedges is to provide a measure of stability in our oil and gas prices and interest rate payments and to manage exposure to commodity price and interest rate risk. Our objective is to lock in a range of oil and gas prices and a fixed interest rate for certain notional amounts.

Under cash flow hedge accounting, the quarterly change in the fair value of the derivatives is recorded in stockholders' equity as other comprehensive income (loss) and then transferred to earnings when the production is sold. Ineffective portions of cash flow hedges (changes in realized prices that do not match the changes in the hedge price) are recognized in other expense as they occur. While the cash flow hedge contract is open, the ineffective gain or loss many increase or decrease until settlement of the contract.

We are exposed to credit risk in the event of nonperformance by the counterparty in its derivative instruments. However, we periodically assess the creditworthiness of the counterparty to mitigate this credit risk.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following quantitative and qualitative information is provided about market risks and derivative instruments to which Parallel was a party at December 31, 2003, and from which Parallel may incur future earnings, gains or losses from changes in market interest rates and oil and natural gas prices.

Interest Rate Sensitivity as of December 31, 2003

Our only financial instrument sensitive to changes in interest rates is our bank debt. As the interest rate is variable and reflects current market conditions, the carrying value approximates the fair value. The table below shows principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average interest rates were determined using weighted average interest paid and accrued in December, 2003. You should read Note 7 to the Financial Statements on page 53 of this Annual Report for further discussion of our debt that is sensitive to interest rates.

	2004	2005	2006	2007	2008	Total
	(in thousands, except interest rates)					
Variable rate debt	$ -	$ -	$ 39,750	$ -	$ -	$ 39,750
Revolving Facility (secured)						
Average interest rate	4.50%	4.50%	4.50%	-	-	-

At December 31, 2003, we had bank loans in the amount of approximately $39.7 million outstanding at an average interest rate of 4.50%. Borrowings under our credit facility bear interest, at our election, at (i) the bank's base rate or (ii) the libor rate, plus libor margin, but in no event less than 4.50%. As a result, our annual interest cost in 2004 will fluctuate based on short-term interest rates. As the interest rate is variable and is reflective of current market conditions, the carrying value approximates the fair value.

Under our credit facility, we may elect an interest rate based upon the agent lender's base lending rate, or the libor rate, plus a margin ranging from 2.25% to 2.75% per annum, depending on our borrowing base usage. The interest rate we are required to pay, including the applicable margin, may never be less than 4.50%.

In January, 2003, we entered into a 45-month libor fixed interest rate swap contract with BNP Paribas. We will receive fixed 90-day libor interest rates for the 45-month period beginning March 31, 2003 through December 20, 2006.

A recap for the period of time, notional amounts, libor fixed interest rates, expected margin rates and expected fixed interest rates for the contract are as follows:

Period of Time	Notional Amounts [1]	Libor Fixed Interest Rates [2]	Expected Margin Rates [3]	Expected Fixed Interest Rates [4]
Dec 31, 2003 thru Dec 31, 2004	$30,000,000	2.660%	2.500%	5.160%
Dec 31, 2004 thru Dec 31, 2005	$20,000,000	4.050%	2.250%	6.300%
Dec 31, 2005 thru Dec 20, 2006	$10,000,000	4.050%	2.250%	6.300%

(1) Based on the anticipated principal reductions under our credit facility.

(2) Parallel's swap contract with BNP Paribas.

(3) Based on the anticipated borrowing base usage under our credit facility.

(4) Total of the libor fixed interest rate plus the expected margin rate under our credit facility.

Commodity Price Sensitivity as of December 31, 2003

Our major market risk exposure is in the pricing applicable to our oil and natural gas production. Market risk refers to the risk of loss from adverse changes in oil and natural gas prices. Realized pricing is primarily driven by the prevailing domestic price for crude oil and spot prices applicable to the region in which we produce natural gas. Historically, prices received for oil and gas production have been volatile and unpredictable. We expect pricing volatility to continue. Oil prices ranged from a low of $16.49 per barrel to a high of $36.60 per barrel during 2003. Natural gas prices we received during 2003 ranged from a low of $1.98 per Mcf to a high of $10.28 per Mcf. A significant decline in the prices of oil or natural gas could have a material adverse effect on our financial condition and results of operations.

Put Options. On May 24, 2002 we purchased put floors on volumes of 100,000 Mcf per month for a total of 700,000 Mcf during the seven month period from April 2003 through October 2003 at a floor price of $3.00 per Mcf for a total consideration of $139,500. These derivatives are not held for trading purposes.

A decrease in fair value of the put floors of approximately $22,000 was recognized for the period ended December 31, 2003 in our consolidated statements of operations.

Costless Collar. Collars are created by purchasing puts to establish a floor price and then selling a call which establishes a maximum amount the producer will receive for the oil or gas hedged. Calls are sold to offset or reduce the premium paid for buying the put. We did not have any collars in place during 2002. In 2003, we entered into several costless, seven-month Houston ship channel gas collars. A majority of our natural gas production is sold based on Houston ship channel prices. A recap for the period of time, number of MMBtu's and gas prices is as follows:

Period of Time	MMBtu of Natural Gas	Houston Ship Channel Gas Prices: Floor	Houston Ship Channel Gas Prices: Cap
January 1, 2004 thru March 31, 2004	273,000	$ 5.43	$ 6.58
April 1 2004 thru October 31, 2004	214,000	$ 4.40	$ 5.50

Swaps. Generally, swaps are an agreement to buy or sell a specified commodity for delivery in the future, but at an agreed fixed price. Swap transactions convert a floating price into a fixed price. For any particular swap transaction, the counterparty is required to make a payment to the hedge party if the reference price for any settlement period is less than the swap price for such hedge, and the hedge party is required to make a payment to the counterparty if the reference price for any settlement period is greater than the swap price for such hedge.

In 2003, we entered into oil and gas swap contracts with BNP Paribas. A recap for the period of time, number of MMBtu's, number of barrels, and swap prices are as follows:

Period of Time	Barrels of Oil	Nymex Oil Swap Price	MMBtu of Natural Gas	Houston Ship Channel Gas Swap
January 1, 2004 thru December 31, 2004	439,200	$ 24.45	-	$ -
April 1, 2004 thru December 31, 2004	-	$ -	764,000	$ 4.692
January 1, 2005 thru December 31, 2005	365,000	$ 23.35	-	$ -
January 1, 2005 thru March 31, 2005	-	$ -	180,000	$ 4.705
January 1, 2006 thru December 20, 2006	265,500	$ 23.04	-	$ -

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Resignation of KPMG LLP

On December 4, 2003, we received written notice from KPMG LLP confirming that the client-auditor relationship between Parallel and KPMG had ceased as of December 2, 2003. KPMG resigned due to an independence issue arising from retirement benefits paid to Ray M. Poage, a former partner of KPMG who is also a director of Parallel. For the period from April 28, 2003 to December 2, 2003, Mr. Poage received eight monthly retirement payments from KPMG, each in the amount of $856.26.

KPMG's audit reports on our financial statements for the two fiscal years ended December 31, 2001 and December 31, 2002 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles.

During the two fiscal years ended December 31, 2001 and December 31, 2002 and the period from January 1, 2003 through December 2, 2003, there were no disagreements between Parallel and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG would have caused it to make reference to the subject matter of the disagreement in connection with its report on the financial statements for that period, nor have there been any reportable events as defined under Item 304(a)(1)(v) or regulation S-K during such period.

We provided KPMG with a copy of our Current Report on Form 8-K, dated December 2, 2003 and filed with the SEC on December 9, 2003, reporting KPMG's resignation. We requested that KPMG furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agreed with the statements we made in our Form 8-K Report and, if not, stating the respects in which it did not agree. KPMG's letter, filed as an exhibit to the Form 8-K Report, expressed agreement with our statements.

Engagement of BDO Seidman, LLP

Effective January 20, 2004, we engaged BDO Seidman, LLP as the principal accountant to audit our financial statements. The decision to engage BDO Seidman was recommended and approved by the Audit Committee of our Board of Directors.

During the two fiscal years ended December 31, 2001 and December 31, 2002 and during any subsequent interim period, BDO Seidman was not engaged as either the principal accountant to audit our financial statements or as an independent accountant to audit a significant subsidiary and on whom the principal accountant was expected to express reliance on its report. In addition, during the two most recent fiscal years and during any subsequent interim period prior to engaging BDO Seidman, neither we, nor anyone on our behalf consulted BDO Seidman regarding (a) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report was provided to us and no oral advice was provided to us by BDO Seidman which was considered by us in reaching a decision as to the accounting, auditing or financial reporting issues; and (b) there was no matter that was a subject of disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K, or a reportable event, as described in paragraph 304(a)(1)(v) of Regulation S-K.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Parallel Petroleum Corporation:

We have audited the accompanying consolidated balance sheet of Parallel Petroleum Corporation and subsidiaries (the Company) as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity, cash flows and comprehensive income (loss) for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parallel Petroleum Corporation and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, effective January 1, 2003, the Company changed its method for accounting for asset retirement obligations. As discussed in Note 1(g), to the financial statements, effective January 1, 2003 the Company changed its method of accounting for stock based employee compensation.

BDO Seidman, LLP

Houston, Texas
March 5, 2004

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Parallel Petroleum Corporation:

We have audited the accompanying consolidated balance sheet of Parallel Petroleum Corporation and subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, cash flows and comprehensive income (loss) for each of the years in the two-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parallel Petroleum Corporation and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for each of the years in the two–year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Midland, Texas
March 14, 2003

Consolidated Balance Sheets

December 31, 2003 and 2002

(dollars in thousands)

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 17,378	$ 11,812
Accounts receivable:		
Oil and gas	4,610	3,071
Others, net of allowance for doubtful account of $9 and $13	316	236
Affiliate	-	2
	4,926	3,309
Income tax receivable	-	833
Other assets	210	79
Fair value of derivative instruments	-	22
Deferred tax asset	1,098	-
Total current assets	23,612	16,055
Property and equipment, at cost:		
Oil and gas properties, full cost method	162,621	146,680
Other	1,414	1,083
	164,035	147,763
Less accumulated depreciation and depletion	(70,070)	(62,075)
Net property and equipment	93,965	85,688
Other assets, net of accumulated amortization of $182 and $79	766	608
	$ 118,343	$ 102,351
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,965	$ 3,034
Current maturities of long-term debt	-	4,146
Derivative obligations	3,231	336
Total current liabilities	7,196	7,516
Long-term debt, excluding current maturities	39,750	45,604
Asset retirement obligation	1,701	-
Derivative obligations	2,655	104
Deferred tax liability	5,809	3,628
Total long-term liabilties	49,915	49,336
Commitments and contingencies		
Stockholders' equity:		
Series A preferred stock -- par value $0.10 per share, authorized 50,000 shares	-	-
Preferred stock -- $0.60 cumulative convertible preferred stock -- par value of $0.10 per share, (aggregate liquidation preference of $10) authorized 10,000,000 shares, issued and outstanding 959,500 and 974,500	96	97
Common stock -- par value $0.01 per share, authorized 60,000,000 shares, issued and outstanding 25,216,863 and 21,143,406	253	211
Additional paid-in capital	47,544	35,153
Retained earnings	17,060	10,038
Accumulated comprehensive loss	(3,721)	-
Total stockholders' equity	61,232	45,499
	$ 118,343	$ 102,351

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

Years ended December 31, 2003, 2002, and 2001

(dollars in thousands, except per share data)

	2003	2002	2001
Oil and gas revenues	$ 33,855	$ 12,106	$ 17,840
Cost and expenses:			
Lease operating expense	6,458	2,081	2,737
Production taxes	1,946	796	1,184
General and administrative	4,344	2,153	1,346
Depreciation and depletion	8,390	6,220	6,318
Impairment of oil and gas properties	-	-	16,820
Total costs and expenses	21,138	11,250	28,405
Operating income (loss)	12,717	856	(10,565)
Other income (expense), net:			
Equity in income of First Permian, L.P.	-	31,044	840
Incentive awards attributable to the sale of First Permian, L.P.	-	(1,382)	-
Loss on sale of marketable securities	-	(717)	-
Change in fair market value of derivatives	(22)	(948)	-
Gain (loss) on ineffective portion of hedges	191	-	-
Interest and other income	116	93	237
Dividend income	-	371	-
Interest expense	(2,048)	(601)	(802)
Other expense	(259)	(332)	(529)
Total other income (expense), net	(2,022)	27,528	(254)
Income (loss) before income taxes	10,695	28,384	(10,819)
Income tax benefit (expense), deferred	(3,031)	(9,683)	6,111
Income (loss) before cumulative effect of change in accounting principle	7,664	18,701	(4,708)
Cumulative effect on prior years of a change in accounting principle, net of tax of $32	(62)	-	-
Net income (loss)	7,602	18,701	(4,708)
Cumulative preferred stock dividend	(580)	(585)	(585)
Net income (loss) available to common stockholders	$ 7,022	$ 18,116	$ (5,293)
Net income (loss) per common share:			
Basic - before cumulative effect of a change in accounting principle	$ 0.33	$ 0.88	$ (0.26)
Cumulative effect of a change in accounting principle, net of tax	-	-	-
Basic - after cumulative effect of a change in accounting principle	$ 0.33	$ 0.88	$ (0.26)
Diluted - before cumulative effect of a change in accounting principle	$ 0.31	$ 0.79	$ (0.26)
Cumulative effect of a change in accounting principle, net of tax	-	-	-
Diluted - after cumulative effect of a change in accounting principle	$ 0.31	$ 0.79	$ (0.26)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2003, 2002 and 2001

(amounts in thousands)

	Preferred Stock		Common Stock	
	Number of Shares	Amount	Number of Shares	Amount
Balance,				
January 1, 2001	975	$ 97	20,332	$ 203
Options issued	-	-	-	-
Options exercised,				
including income tax benefit of $123	-	-	332	4
Net loss	-	-	-	-
Dividends on preferred stock				
($0.60 per share)	-	-	-	-
Balance				
December 31, 2001	975	97	20,664	207
Common stock issued as				
part of asset purchase	-	-	454	5
Options exercised,				
including income tax benefit of $16	-	-	25	-
Net income	-	-	-	-
Dividends on preferred stock				
($0.60 per share)	-	-	-	-
Balance,				
December 31, 2002	975	97	21,143	212
Common stock issued	-	-	4,000	40
Preferred stock converted	(15)	(1)	43	1
Warrants issued	-	-	-	-
Options exercised,				
including income tax benefit of $19	-	-	31	-
Stock option expense	-	-	-	-
Decrease in value of cash flow hedges	-	-	-	-
Net income	-	-	-	-
Dividends on preferred stock				
($0.60 per share)	-	-	-	-
Balance				
December 31, 2003	**960**	**$ 96**	**25,217**	**$ 253**

See accompanying Notes to Consolidated Financial Statements.

Additional Paid-in Capital	Retained Earnings (deficit)	Accumulated Comprehensive Loss	Total Stockholders' Equity
$ 34,238	$ (3,370)	$ -	$ 31,168
99	-	-	99
359	-	-	363
-	(4,708)	-	(4,708)
(585)	-	-	(585)
34,111	(8,078)	-	26,337
995	-	-	1,000
46	-	-	46
-	18,701	-	18,701
-	(585)	-	(585)
35,152	10,038	-	45,499
12,080	-	-	12,120
-	-	-	-
157	-	-	157
57	-	-	57
98	-	-	98
-	-	(3,721)	(3,721)
-	7,602	-	7,602
-	(580)	-	(580)
$ 47,544	**$ 17,060**	**$ (3,721)**	**$ 61,232**

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001

(in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	**$ 7,602**	$ 18,701	$ (4,708)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and depletion	**8,390**	6,220	6,318
Accretion of asset retirement obligation	**139**	-	-
Equity in income of First Permian, L.P.	**-**	(31,044)	(840)
Loss on sale of marketable securities	**-**	717	-
Deferred income taxes	**3,031**	9,683	(6,111)
Change in fair value of derivative instruments	**22**	508	-
(Gain) loss on ineffective portion of hedges	**(191)**	440	-
Stock option expense	**98**	-	-
Loss on disposal of equipment	**-**	-	(9)
Impairment of oil and gas properties	**-**	-	16,820
Stock-based financial advisory services	**157**	-	99
Cumulative effect on prior years of a change in	**62**	-	-
Changes in assets and liabilities:			
Other, net	**139**	(549)	25
(Increase) decrease in receivables	**(783)**	(1,608)	2,696
Increase in prepaid expenses	**(132)**	(621)	(180)
Increase (decrease) in accounts payable and accrued liabilities	**931**	(388)	(727)
Purchase of derivative instruments	**-**	(531)	-
Net cash provided by operating activities	**19,465**	1,528	13,383
Cash flows from investing activities:			
Additions to oil and gas property	**(14,930)**	(61,240)	(13,126)
Proceeds from disposition of oil and gas property	**64**	693	1,965
Proceeds from disposition of Energen Stock	**-**	24,863	-
Additions to other property and equipment	**(331)**	(531)	(211)
Proceeds from disposition of other property and equipment	**-**	-	15
Distribution received from investment of First Permian, LLC	**-**	5,938	-
Investment in limited Partnership	**(297)**	-	-
Net cash used in investing activities	**(15,494)**	(30,277)	(11,357)
Cash flows from financing activities:			
Borrowings from bank line of credit	**3,174**	53,436	2,000
Payments on bank line of credit	**(13,174)**	(15,686)	(2,428)
Proceeds from exercise of options and warrants	**55**	45	337
Proceeds (net) from private placement	**12,120**	-	-
Payment of preferred stock dividend	**(580)**	(585)	(585)
Cash provided by (used in) financing activities	**1,595**	37,210	(676)
Net increase in cash and cash equivalents	**5,566**	8,461	1,350
Cash and cash equivalents at beginning of year	**11,812**	3,351	2,001
Cash and cash equivalents at end of year	**$ 17,378**	$ 11,812	$ 3,351
Non-cash financing and investing activities:			
Oil and gas properties asset retirement obligation	**$ 1,075**	$ -	$ -
(Non-cash) proceeds from sale of investment of First Permian, L.P.	**$ -**	$ (25,580)	$ -
Accrued preferred stock dividend	**$ -**	$ 24	$ 24
Issuance of stock for purchase of oil and gas property	**$ -**	$ 1,000	$ -

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2003, 2002 and 2001

(dollars in thousands)

	2003	2002	2001
Net income (loss)	$ 7,602	$ 18,701	$ (4,708)
Other comprehensive loss:			
Unrealized losses on derivatives	(8,336)	-	-
Reclassification adjustment for losses on derivatives included in net income	2,699	-	-
Change in fair value of derivatives	(5,637)	-	-
Income tax benefit	1,916	-	-
Total other comprehensive loss	(3,721)	-	-
Total comprehensive incomes (loss)	$ 3,881	$ 18,701	$ (4,708)

See accompanying notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

NOTE 1
ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Parallel Petroleum Corporation (the Company), a Delaware corporation, is primarily engaged in the acquisition of, and the exploration for, development, production and sale of, crude oil and natural gas. The Company's business activities are carried out primarily in Texas. The Company's activities are focused in the onshore Gulf Coast area of south Texas, East Texas and in the Permian Basin of West Texas and New Mexico.

Basis of Consolidation

The Company's financial statements present the consolidated results of Parallel Petroleum Corporation, and its wholly owned subsidiaries, Parallel L.P. and Parallel, L.L.C. All significant inter-company account balances and transactions have been eliminated.

Concentration of Credit Risk and Geographic Area

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of unsecured accounts receivable from unaffiliated working interest owners and crude oil and natural gas purchasers. A substantial portion of our oil and natural gas reserves are located in the Permian Basin and we may be disproportionally exposed to the impact of delays or interruptions of production from these wells due to mechanical problems, damages to the current producing reservoirs, significant governmental regulation, including any curtailment of production or interruption of transportation of oil or gas produced from the wells.

Property and Equipment

Oil and gas properties

The Company uses the full cost method of accounting for its oil and gas producing activities. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

Management and service fees received for contractual arrangements, if any, are treated as reimbursement of costs, offsetting the costs incurred to provide those services.

Depletion is provided using the unit-of-production method based upon estimates of proved oil and gas reserves with oil and gas production being converted to a common unit of measure based upon their relative energy content. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

If the net investment in oil and gas properties in a cost center, as adjusted for asset retirement obligations, exceeds an amount equal to the sum of (1) the standardized measure of discounted future net cash flows from proved reserves (see Note 15 to the Financial Statement on page 60 of this Annual Report) and (2) the lower of cost or fair market value of properties in process of development and unexplored acreage, the excess is charged to expense as additional depletion. The standardized measure is calculated using a 10% discount rate and is based on unescalated prices in effect at year-end with effect given to the Company's cash flow hedge positions. For 2001, the Company recognized an impairment of approximately $16.8 million. There was no impairment recorded for 2003 and 2002.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves, in which case the gain or loss is recognized in income. Abandonments of properties are accounted for as adjustments of capitalized costs subject to amortization.

Other

Maintenance and repairs are charged to operations; renewals and betterments are capitalized to the appropriate property and equipment accounts.

Upon retirement or disposition of assets other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, recognized in income. Depreciation of other property and equipment is computed using the straight–line method based on the estimated useful lives of the property and equipment.

Income Taxes

The Company accounts for federal income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the liability method, the effect on previously recorded deferred tax assets and liabilities resulting from a change in tax rates is recognized in earnings in the period in which the change is enacted.

Investments

Investments in affiliated companies with a 20% to 50% ownership interest are accounted for on the equity basis and, accordingly, net income includes the Company's share of their income or loss.

Gas Balancing

Deferred income associated with gas balancing is accounted for on the entitlements method and represents amounts received for gas sold under gas balancing arrangements in excess of the Company's interest in properties covered by such agreements. The Company currently has no significant amounts outstanding under gas balancing arrangements.

Stock-Based Compensation

Prior to 2003, Parallel accounted for stock-based compensation utilizing the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 *"Accounting for Stock Issued to Employees"* ("APB 25") and related interpretations. In September, 2003, Parallel adopted the provisions of Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* an amendment to SFAS No. 123, whereby certain transitional alternatives are available for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Parallel uses the prospective method which applies prospectively the fair value recognition method to all employee and director awards granted, modified or settled after the beginning of the fiscal year in which the fair value based method of accounting for stock-based compensation is adopted. The potential impact of using the fair value method, on a pro forma basis, is presented in the table that follows. As Parallel adopted the fair value recognition provisions of SFAS No. 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, the charge for stock-based compensation included in the determination of income in 2003 and 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS No. 123.

In 2003, Parallel recognized compensation expense of $98,000 associated with its stock option grants. The total number of options granted during 2003 was 180,000.

The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model.

	Year Ended December 31,		
	2003	2002	2001
	(in thousands, except per share data)		
Net income (loss) as reported	**$ 7,602**	$ 18,701	$ (4,708)
Add:			
Expense recorded in 2003	**98**	-	-
Deduct:			
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(587)**	(757)	(239)
Pro forma net income (loss)	**$ 7,113**	$ 17,944	$ (4,947)
Earnings per share:			
Basic -- as reported	**$ 0.33**	$ 0.88	$ (0.26)
Basic -- pro forma	**$ 0.33**	$ 0.87	$ (0.26)
Diluted -- as reported	**$ 0.31**	$ 0.79	$ (0.26)
Diluted -- pro forma	**$ 0.29**	$ 0.74	$ (0.26)

Environmental Expenditures

The Company is subject to extensive Federal, state and local environmental laws and regulations. These laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed.

Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component are fixed or reliably determinable.

Earnings (loss) Per Share

Basic earnings (loss) per share excludes any dilutive effects of option, warrants and convertible securities and is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share are computed similar to basic earnings per share, however diluted earnings per share reflects the assumed conversion of all potentially dilutive securities.

The following table provides the computation of basic and diluted earnings (loss) per share for the year ended December 31:

	2003	2002	2001
	(in thousands except per share data)		
Basic EPS Computation:			
Numerator-			
Net income (loss) before cumulative effect of a change in accounting principle	**$ 7,664**	$ 18,701	$ (4,708)
Cumulative effect of a change in accounting principle, net of tax	**(62)**	-	-
	7,602	18,701	(4,708)
Preferred stock dividend	**(580)**	(585)	(585)
Net income (loss) available to common stockholders	**$ 7,022**	$ 18,116	$ (5,293)
Denominator-			
Weighted average common shares outstanding	**21,264**	20,680	20,458
Basic EPS:			
Net income before cumulative effect of a change in accounting principle	**$ 0.33**	$ 0.88	$ (0.26)
Cumulative effect of a change in accounting principle, net of tax	**-**	-	-
Basic net earnings (loss) per share	**$ 0.33**	$ 0.88	$ (0.26)
Diluted EPS Computation:			
Numerator-			
Net income (loss) before cumulative effect of a change in accounting principle	**$ 7,664**	$ 18,701	$ (4,708)
Cumulative effect of a change in accounting principle, net of tax	**(62)**	-	-
	7,602	18,701	(4,708)
Preferred stock dividend	**-**	-	(585)
Net income (loss) available to common stockholders	**$ 7,602**	$ 18,701	$ (5,293)
Denominator -			
Weighted average common shares outstanding	**21,264**	20,680	20,458
Employee stock options	**150**	85	-
Warrants	**20**	-	-
Preferred stock	**2,741**	2,784	-
Weighted average common shares for diluted earnings per share assuming conversion	**24,175**	23,549	20,458
Diluted EPS:			
Net income (loss) before cumulative effect of a change in accounting principle	**$ 0.31**	$ 0.79	$ (0.26)
Cumulative effect of a change in accounting principle, net of tax	**-**	-	-
Diluted net earnings (loss) per share	**$ 0.31**	$ 0.79	$ (0.26)

Some stock options and the convertible preferred stock outstanding during 2003, 2002 and 2001 were not included in the computation of diluted net earnings (loss) per share because either (i) the stock options' exercise price was greater than the average market price of common stock of the Company, (ii) the effect of the assumed conversion of the Company's preferred stock to common stock would be antidilutive, or (iii) the Company had a net loss from continuing operations and, therefore, the effect would be antidilutive.

Use of Estimates in the Preparation of Financial Statements

Preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The oil and gas reserve estimates, and the related future net cash flows derived from those reserves, are used in the determination of depletion expense and the full-cost ceiling test and are inherently imprecise. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all demand deposits, money market accounts and certificates of deposit purchased with an original maturity of three months or less to be cash equivalents.

Reclassifications

Certain reclassifications have been made to 2002 amounts to conform to the 2003 presentation.

Derivative Financial Instruments

Derivative financial instruments, utilized to manage or reduce commodity price risk related to the Company's production and interest rate risk related to the Company's long-term debt, are accounted for under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities", and related interpretations. Under this statement, all derivatives are carried on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the statement of operations when the hedged item affects earnings. If the derivative is not designated as a hedge, changes in the fair value are recognized in other expense. Ineffective portions of changes in the fair value of cash flow hedges are recognized in other expense.

Revenue Recognition

Oil and natural gas revenues are recorded using the sales method, whereby the Company recognizes oil and natural gas revenue based on the amount of oil and gas sold to purchasers.

The following summarizes our revenue for each of the three years ended December 31 by product sold.

	2003	2002	2001
		(in thousands)	
Oil revenue	**$ 18,300**	$ 3,217	$ 3,429
Oil hedge	**(1,659)**	-	-
Gas revenue	**18,121**	8,889	14,411
Gas hedge	**(907)**	-	-
	$ 33,855	$ 12,106	$ 17,840

Recent Accounting Pronouncements

FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other.* FIN No. 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. Initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. FIN No. 45 also requires disclosures about guarantees in financial statements for interim or annual periods ending after December 15, 2002. The adoption had no impact on the Company's consolidated financial statements.

FIN No. 46, *Consolidation of Variable Interest Entities.* In December 2003, the FASB issued Interpretation No. 46R, which requires the consolidation of certain entities that are determined to be variable interest entities ("VIE"). An entity is considered to be a VIE when either (i) the entity lacks sufficient equity to carry on its principal operations, (ii) the equity owners of the entity cannot make decisions about the entity's activities or (iii) the entity's equity neither absorbs losses or benefits from gains. The Company owns no interests in variable interest entities, and therefore this new interpretation has not affected the Company's consolidated financial statements.

In April, 2003, the Financial Accounting Standards Board issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* which clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* The Statement is effective for contracts entered into or modified after June 20, 2003. The adoption of SFAS 149 did not have a material impact on the Company's consolidated financial statements.

In May, 2003, the Financial Accounting Standards Board issued SFAS No. 150 *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's consolidated financial statements.

A reporting issue has arisen regarding the application of certain provisions of SFAS No. 141 and SFAS No. 142 to companies in the extractive industries, including oil and gas companies. The issue is whether SFAS No. 142 requires registrants to classify the costs of mineral rights held under lease or other contractual arrangements associated with extracting oil and gas as intangible assets in the balance sheet, apart from other capitalized oil and gas property costs, and provide specific footnote disclosures. Historically, Parallel has included the costs of such mineral rights associated with extracting oil and gas as a component of oil and gas properties. If it is ultimately determined that SFAS No. 142 requires oil and gas companies to classify costs of mineral rights held under lease or other contractual arrangement associated with extracting oil and gas as a separate intangible assets line item on the balance sheet, the Company would be required to reclassify approximately $17.3 million at December 31, 2003 and $13.5 million at December 31, 2002 out of Oil and Gas Properties and into a separate intangible assets line item. Parallel's cash flows and results of operations would not be affected since such intangible assets would continue to be depleted and assessed for impairment in accordance with full cost accounting rules.

NOTE 2
FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximates fair value because of the short maturity of these instruments.

The carrying amount of long-term debt approximates fair value because the Company's current borrowing rate is based on a variable market rate of interest.

NOTE 3
OIL AND GAS PROPERTIES

The following table reflects capitalized costs related to the oil and gas properties as of December 31:

	2003	2002
	(in thousands)	
Proved properties	**$ 160,287**	$ 144,787
Unproved properties, not subject to depletion	**2,334**	1,893
	162,621	146,680
Accumulated depletion	**(69,726)**	(61,614)
	$ 92,895	$ 85,066

Certain directly identifiable internal costs of property acquisition, exploration, and development activities are capitalized. Such costs capitalized in 2003, 2002 and 2001 totaled $915,000, $1.3 million and $782,000, respectively.

Depletion per equivalent unit of production (BOE) was $6.83, $10.52 and $9.13 for 2003, 2002, and 2001, respectively.

The following table reflects costs incurred in oil and gas property acquisition, exploration, and development activities for each of the years in the three year period ended December 31:

	2003	2002	2001
		(in thousands)	
Proved property acquisition costs	**$ 2,209**	$ 48,044	$ 27
Unproved property acquisitions costs	**3,831**	2,295	3,420
Exploration	**3,240**	1,291	6,821
Development	**5,650**	9,308	1,203
	$ 14,930	$ 60,938	$ 11,471

On December 20, 2002, we purchased, through our subsidiary, Parallel, L.P., a majority non-operated interest in producing oil and gas properties located in the Fullerton Field of Andrews County, Texas in the Permian Basin of west Texas. The total purchase price for our interest in the Fullerton properties was $46.0 million.

NOTE 4
Asset Retirement Obligation

On January 1, 2003 the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations "SFAS 143". SFAS 143 requires companies to recognize a liability for the present value of all legal obligations associated with the retirement of tangible long-lived assets and to capitalize an equal amount as part of the cost of the related oil and gas properties.

The adoption of this statement required the Company to record a non-cash expense, net of tax, of approximately $62,000 as a cumulative effect of change in accounting principle in the first quarter of 2003, as well as a non-current liability of approximately $1.7 million and an addition to oil and gas properties of approximately $1.5 million. The following table summarizes the Company's asset retirement obligation transactions as if SFAS No. 143 had been applied during all periods presented.

	2003	2002	2001
		(in thousands)	
		Pro Forma	
Beginning asset retirement obligation	**$ 1,469**	$ 897	$ 793
Additions related to new properties	**345**	498	39
Deletions related to property disposals	**(252)**	-	-
Accretion expense	**139**	74	65
Ending asset retirement obligation	**$ 1,701**	$ 1,469	$ 897

Applying the provisions of SFAS No. 143 reduced 2003 income before cumulative effect of changes in accounting principle by $139,000 ($92,000, or $0.00 per share, net of income taxes).

The table below reflects, on a pro forma basis, the net income (loss) and net income (loss) per share amounts as if the provisions of SFAS No. 143 had been applied during all the periods presented. Year 2003 is presented to show the effect on net income had the provisions of SFAS No. 143 been adopted at the beginning of 2001.

	2003	2002	2001
	(dollars in thousands except per share data)		
Net income (loss), as reported	**$ 7,602**	$ 18,701	$ (4,708)
Accretion of asset retirement obligation, net of tax	**-**	(39)	(13)
Cumulative effect of change in accounting principle, net of tax	**62**	-	-
Pro forma net income (loss)	**$ 7,664**	$ 18,662	$ (4,721)
Basic net income (loss) per share, as reported	**$ 0.33**	$ 0.88	$ (0.26)
Basic net income (loss) per share, pro forma	**$ 0.34**	$ 0.88	$ (0.26)
Diluted net income (loss) per share, as reported	**$ 0.31**	$ 0.79	$ (0.26)
Diluted net income (loss) per share, pro forma	**$ 0.32**	$ 0.79	$ (0.26)

NOTE 5
Derivative Instruments

In 2002, the Company began entering into derivative contracts to provide a measure of stability in the Company's oil and gas revenues and interest rate payments and to manage exposure to commodity price and interest rate risk. The Company's objective is to lock in a range of oil and gas prices and a fixed interest rate for certain notional amounts. For the year ended December 31, 2002, the Company did not designate derivative contracts as hedges. Accordingly, unrealized gains or losses on these contracts were recorded through income. As of January 1, 2003 the Company designated its interest rate swaps, costless collars and the commodity swaps as cash flow hedges (see below). The effective portion of the unrealized gain or loss on cash flow hedges is recorded in other comprehensive income until the forecasted transaction occurs. The Company continued to record the unrealized gains or losses on put contracts to income. During the terms of a cash flow hedge, the effective portion of the quarterly change in the fair value of the derivatives is recorded in stockholders' equity as other comprehensive income (loss) and then transferred to oil and gas revenues when the production is sold and interest expense when the interest payment is made. Ineffective portions of hedges (changes in realized prices that do not match the changes in the hedge price) are recognized in other expense as they occur. While the hedge contract is open, the ineffective gain or loss may increase or decrease until settlement of the contract.

As of December 31, 2003, the Company had recorded unrealized losses of $5.9 ($3.7 million, net of tax) related to its derivative instruments, which represented the estimated aggregate fair values of the Company's open derivative contracts as of that date. These unrealized losses are presented on the Consolidated Balance Sheet as a current liability of $3.2 million and long-term liabilities of $2.7 million. During the twelve month period ending December 31, 2004 the Company expects approximately $2.1 million, net of tax, to be transferred out of other comprehensive income (loss) and charged to earnings.

The Company is exposed to credit risk in the event of nonperformance by BNP Paribas in its derivative instruments. However, the Company periodically assesses its credit worthiness to mitigate this credit risk.

Interest Rate Sensitivity

Swaps. In January, 2003, the Company entered into a 45-month libor fixed interest rate swap contract with BNP Paribas. The Company will receive a fixed interest rate, as noted in the table below, for the 45-month period beginning March 31, 2003 through December 20, 2006. Prior to January 2003, the Company did not hedge its interest rate risk.

In 2002, the decrease in fair value of the swaps of $440,000 was recognized in the Consolidated Statements of Operations.

Under the Company's revolving credit facility, the Company may elect an interest rate based upon the agent lender's base lending rate, or the libor rate, plus a margin ranging from 2.25% to 2.75% per annum, depending on the Company's borrowing base usage. The interest rate the Company is required to pay, including the applicable margin, may never be less than 4.50%.

A recap for the period of time, notional amounts, libor fixed interest rates, expected margin rates and expected fixed interest rates for the contract are as follows:

Period of Time	Notional Amounts [1]	Libor Fixed Interest Rates [2]	Expected Margin Rates [3]	Expected Fixed Interest Rates [4]
Dec 31, 2003 thru Dec 31, 2004	$30,000,000	2.660%	2.500%	5.160%
Dec 31, 2004 thru Dec 31, 2005	$20,000,000	4.050%	2.250%	6.300%
Dec 31, 2005 thru Dec 20, 2006	$10,000,000	4.050%	2.250%	6.300%

(1) Based on the anticipated principal reductions under our credit facility.

(2) Parallel's swap contract with BNP Paribas.

(3) Based on the anticipated borrowing base usage under our credit facility.

(4) Total of the libor fixed interest rate plus the expected margin rate under our credit facility. The Company's credit agreement requires the interest rate to not be below 4.50%.

Commodity Price Sensitivity

Puts. On May 24, 2002 the Company purchased put floors on volumes of 100,000 Mcf per month for a total of 700,000 Mcf during the seven month period from April, 2003 through October, 2003 at a floor price of $3.00 per Mcf for a total consideration of approximately $139,500. These derivatives were not held for trading purposes.

A decrease in fair value of the put floors of $22,000 and $508,000 was recognized in the Consolidated Statements of Operations for the years ended 2003 and 2002, respectively.

Costless Collars. Collars are created by purchasing puts to establish a floor price and then selling a call which establishes a maximum amount the producer will receive for the oil or gas hedged. Calls are sold to offset the premium paid for buying the put. In 2003, the Company entered into several costless, seven-month Houston ship channel gas collars. A majority of the Company's natural gas production is sold based on Houston ship channel prices. A recap for the period of time, number of MMBtu's and average gas prices is as follows:

Period of Time	MMBtu of Natural Gas	Houston Ship Channel Gas Prices	
		Floor	Cap
January 1, 2004 thru March 31, 2004	273,000	$ 5.43	$ 6.58
April 1 2004 thru October 31, 2004	214,000	$ 4.40	$ 5.50

Swaps. Generally, swaps are an agreement to buy or sell a specified commodity for delivery in the future, but at an agreed fixed price. Swap transactions convert a floating price into a fixed price. For any particular swap transaction, the counterparty is required to make a payment to the hedge party if the reference price for any settlement period is less than the swap price for such hedge, and the hedge party is required to make a payment to the counterparty if the reference price for any settlement period is greater than the swap price for such hedge.

In 2003, the Company entered into additional oil and gas swap contracts with BNP Paribas. A recap for the period of time, number of MMBtu's, number of barrels, and swap prices are as follows:

Period of Time	Barrels of Oil	Nymex Oil Swap Price	MMBtu of Natural Gas	Houston Ship Channel Gas Swap
January 1, 2004 thru December 31, 2004	439,200	$ 24.45	-	$ -
April 1, 2004 thru December 31, 2004	-	$ -	764,000	$ 4.692
January 1, 2005 thru December 31, 2005	365,000	$ 23.35	-	$ -
January 1, 2005 thru March 31, 2005	-	$ -	180,000	$ 4.705
January 1, 2006 thru December 20, 2006	265,500	$ 23.04	-	$ -

NOTE 6
Equity Investment and Business Acquisition

During 2003, the Company invested $290,000 in a partnership to construct a pipeline on its leaseholds in the Barnett Shale area, which is recorded in other long term assets in the accompanying consolidated balance sheet. The total commitment of the Company is approximately $350,000, resulting in a 28% interest in the partnership, which mirrors the Company's working interest in the leaseholds in the area. The Company intends to develop those leaseholds and utilize the pipeline to transport the resulting production to market. The partnership is currently acquiring the necessary easements and permits for the pipeline. Upon successful completion of the acquisition of the easements, construction of the pipeline and development of the leasehold will commence. The partnership had no operations in 2003.

On March 7, 2002, First Permian entered into an Agreement of Sale and Purchase with Energen Resources Corporation, a wholly owned subsidiary of Energen Corporation (Energen), to sell all of First Permian's oil and gas properties for a gross consideration of $120.0 million in cash and 3.0 million shares in Energen stock approximating $70.0 million in value. Energen is a publicly traded company listed on the NYSE. The transaction closed on April 8, 2002. As a 30.675% interest owner in First Permian, the Company received its prorata share of the net proceeds, $5.5 million in cash and 933,589 shares of Energen common stock. All shares of Energen stock were sold prior to December 31, 2002 for $24.9 million; resulting in the total proceeds from the sale of First Permian in the amount of $30.4 million.

On December 20, 2002 the Company purchased through the Company's subsidiary, Parallel, L.P., a majority of non-operated interest in producing oil and gas properties located in the Fullerton Field of Andrews County, Texas in the Permian Basin of west Texas. The total purchase price for the Company's interest in the Fullerton properties was $46.0 million.

The following table presents unaudited pro forma operating results as if the purchase was effective on January 1, 2002.

	Pro forma 2002	Pro forma 2001
	(in thousands, except per share data)	
Revenues	$ 22,236	$ 27,474
Operating income	$ 7,292	$ (4,552)
Net income available to common stockholders	$ 22,364	$ (1,325)
Net income per common share:		
Basic	$ 1.09	$ (0.06)
Diluted	$ 0.97	$ (0.06)

The pro forma results have been prepared for comparative purposes only. The pro forma results do not purport to present actual results that would have been achieved or to be indicative of future results.

NOTE 7
LONG–TERM DEBT

Long–term debt consists of the following at December 31:

	2003	2002
	(in thousands)	
Revolving Facility note payable to banks, at the agent bank's base lending rate (4.5% at December 31, 2003)	**$ 39,750**	$ 49,750
Less: current maturities	**-**	4,146
	$ 39,750	$ 45,604

On July 19, 2002, the Company entered into a loan agreement ("the Facility") to refinance its outstanding indebtedness. Under the facility, the Company may borrow the lesser of $100.0 million or the "borrowing base" then in effect. The borrowing base calculation is based upon the estimated value of the Company's oil and gas reserves. The credit agreement was amended in September, 2003. The amendment included the deletion of the monthly commitment reduction, a provision that would have had the Company begin amortizing its loan beginning August 31, 2003; the modification of certain financial ratio tests; changes in certain reporting requirements to the banks; and the revision of covenants in the credit agreement governing the Company's hedging activities.

The borrowing base at December 31, 2003 was $50.0 million. All borrowings are collateralized by the Company's oil and gas reserves. The total outstanding principal amount of the Company's bank indebtedness at December 31, 2003 and 2002 was $39.8 million and $49.8 million, respectively, excluding $250,000 for Letters of Credit. The borrowing base is subject to redetermination semi-annually, on or about April 1 and October 1 or at times required by the banks or at the Company's request. All indebtedness matures December 20, 2006.

Unpaid principal balances under the Facility bear interest at the election of the Company at a rate equal to (i) the bank's base lending rate, or (ii) the libor rate plus a libor margin of 2.25% to 2.75%.

However, the interest rate may never be less than 4.50%. Interest is due and payable on the day which the related libor interest period ends. The Company is required to pay a commitment fee of .25% times the daily average of the unadvanced amount of the commitment.

The loan agreement includes various restrictive covenants and compliance requirements. Among these covenants and restrictions are:

- dispose of assets;
- incur additional indebtedness;
- restrictions on all the retained earnings and net income for payment of dividends on the Company's common stock;
- create liens on our assets;
- enter into specified investments or acquisitions;
- repurchase, redeem or retire our capital stock or other securities;
- merge or consolidate, or transfer all or substantially all of our assets and the assets of our subsidiaries;
- engage in specified transactions with subsidiaries and affiliates; or
- engage in other specified corporate activities.

As of December 31, 2003 the Company was in compliance with all covenants.

NOTE 8
INCOME TAXES

The Company's income tax provision is attributable to the following items:

	Years ended December 31,		
	2003	2002	2001
	(dollars in thousands)		
Income before cumulative effect of change in accounting principle	**$ 3,031**	$ 9,683	$ (6,111)
Cumulative effect of change in accounting principle	**(32)**	-	-
Losses on derivatives recognized in other comprehensive income	**(1,916)**	-	-
Total income tax provision	**$ 1,083**	$ 9,683	$ (6,111)

Federal income tax expense (benefit) applicable to income before cumulative effect of change in accounting principle differs from the amount computed at the Federal statutory rate as follows:

	Year ended December 31,		
	2003	2002	2001
		(in thousands)	
Income tax expense (benefit) at statutory rate	**$ 3,700**	$ 9,651	$ (3,678)
Change in valuation allowance for deferred tax assets		-	(2,063)
Statutory depletion	**(96)**	(360)	(389)
State tax, net of federal benefit [1]	**(594)**	370	-
Nondeductible expenses and other	**21**	22	19
Income tax expense (benefit)	**$ 3,031**	$ 9,683	$ (6,111)

[1] The state tax benefit resulted from the Company reducing its estimate of State income tax liability.

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2003	2002
	(in thousands)	
Current:		
Deferred tax assets:		
Losses on derivatives recognized in other comprehensive income	**$ 1,098**	$ -
Noncurrent:		
Deferred tax assets:		
Net operating loss carryforwards, state and federal	**$ 3,104**	$ 4,264
Statutory depletion carryforwards	**1,724**	1,418
Alternative minimum tax credit carryforward	**118**	118
Equity investment in First Permian, LLC	**16**	59
Allowance for accounts receivable	**-**	5
Losses on derivatives recognized in other comprehensive income	**818**	-
Other	**169**	163
Total noncurrent deferred tax assets	**5,949**	6,027
Deferred tax liabilities:		
Property and equipment, principally due to differences in basis, expensing of intangible drilling costs for tax purposes and depletion	**(11,758)**	(9,655)
Total deferred tax liabilities	**(11,758)**	(9,655)
Net noncurrent deferred income tax liability	**$ (5,809)**	$ (3,628)

As of December 31, 2003, the Company had net operating loss carryforwards for regular tax and alternative minimum taxable income (AMT) purposes available to reduce future taxable income. These carryforwards expire as follows:

	Net operating loss	AMT operating loss
	(in thousands)	
2019	$ 4,510	$ 4,869
2021	4,576	4,498
2022	44	44
	$ 9,130	$ 9,411

As of December 31, 2003, the Company had approximately $118,000 of alternative minimum tax (credit carryover that does not expire.

NOTE 9
EQUITY TRANSACTIONS

Preferred Stock

As of December 31, 2003 the Company had outstanding 959,500 shares of 6% Convertible Preferred Stock, $0.10 par value per share. Cumulative annual dividends of $0.60 per share are payable semi-annually on June 15 and December 15 of each year. Each share of Convertible Preferred Stock may be converted, at the option of the holder, into 2.8571 shares of common stock at an initial conversion price of $3.50 per share, subject to adjustment in certain events. The Convertible Preferred Stock has a liquidation preference of $10 per share and has no voting rights, except as required by law. The Company may redeem the preferred stock, in whole or part, for $10 per share plus accrued and unpaid dividends.

On October 5, 2000, the Company authorized 50,000 shares of $0.10 par Series A Preferred Stock. These shares will be issued upon the exercise of the Company's Preferred Stock Purchase Rights. Subject to the rights of the holders of any series of preferred stock ranking prior and superior to the Series A preferred stock with respect to dividends, the holders of shares of the Series A Preferred Stock shall be entitled to receive, when, and if declared by the board of directors, quarterly dividends payable in cash on the first day of July, October, January and April, in each year, commencing on the first quarterly dividend payment Date after the first issuance of a fraction of a share of Series A Preferred Stock. Each share of Series A Preferred Stock shall entitle the holder to one one-thousandth of a vote on all matters submitted to a vote of the stockholders of the Company.

Sale of Equity Securities

On December 23, 2003, the Company privately placed a total of 4.0 million shares of common stock, $.01 par value per share, at a price of $3.25 per share. Gross cash proceeds from the placement were $13.0 million, and net proceeds were $12.1 million. The shares were subsequently registered for resale under the Securities Act of 1933, as amended.

NOTE 10
STOCK OPTIONS, WARRANTS AND RIGHTS

At the election of the board of directors, the Company awards both incentive stock options and nonqualified stock options to selected key employees and officers. The options are awarded at an exercise price equal to the closing price of the Company's common stock on the date of grant. These options vest over a period of two to ten years with a ten-year exercise period. As of December 31, 2003, options expire beginning in the current year and extending through 2013. Options to purchase a total of 192,500 shares of common stock remain available for grant.

Under FAS 123, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003 and 2002.

	2003	2002	2001
Risk-free interest rate	**3.7%**	2.5%	4.49%
Expected life	**8 years**	8 years	8 years
Expected volatility	**45.3%**	45.2%	56.0%

A summary of the Company's employee stock options as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates is presented below:

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
	Number of shares	**Weighted average price**	Number of shares	Weighted average price	Number of shares	Weighted average price
Stock options:						
Outstanding at beginning of year	**2,338,750**	**$2.71**	2,103,750	$3.74	1,951,750	$3.13
Options granted	**180,000**	**2.96**	345,000	2.54	700,000	4.87
Options exercised	**(30,600)**	**(1.82)**	(25,000)	(1.82)	(325,500)	(1.03)
Options cancelled	**(100,000)**	**(4.97)**				
Options expired	**(250,000)**	**(3.94)**	(85,000)	(1.75)	(222,500)	3.80
Outstanding at end of year	**2,138,150**	**$3.65**	2,338,750	$2.71	2,103,750	$3.74
Exercisable at end of year	**1,785,650**	**$3.85**	1,656,250	$2.82	1,451,250	$3.54
Weighted average fair value of options granted during the year		**$1.64**		$1.66		$3.18

The following table summarizes information about the Company's employee stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	**Number Outstanding at December 31, 2003**	Weighted average remaining contractual life	Weighted average exercise price	**Number exercisable at December 31, 2003**	Weighted average exercise price
$1.81 - $3.94	**1,149,400**	8 years	$2.69	**796,900**	$2.66
$4.09 - $5.50	**988,750**	6 years	$4.81	**988,750**	$4.81
	2,138,150			**1,785,650**	

Stock Warrants

The Company has outstanding at December 31, 2003 and 2002, 300,000 warrants which were issued as part of the Company's initial public offering in 1980. Each warrant allows the holder to buy one share of common stock for $6.00. The warrants are exercisable for a 30 day period commencing on the date a registration statement covering exercise is declared effective. The warrants contain antidilution provisions and in the event of liquidation, dissolution, or winding up of the Company, the holders are not entitled to participate in the assets of the Company.

The Company also has outstanding at December 31, 2003 and 2002; an additional 275,000 warrants issued as partial payment for services rendered for financial and investment advice in 2001. The warrants have an exercise price equal to the average of the last bid and asked price of the Company's common stock on the effective date of the issuance of the warrants and have a term of five years from date of issuance and a vesting period of one year. The exercise price for the warrants is $2.95. The expense related to these warrants in the amount of $99,000 was recorded in other expenses in 2001 and is based on the estimated fair value on the date of grant using the Black-Scholes option pricing model.

The Company has outstanding at December 31, 2003, 100,000 warrants which were issued as partial payment for services rendered for financial and investment advice for the Company's private placement offering in December, 2003. The warrants have an exercise price equal to the average of the last bid and last asked price of the Company's common stock on the effective date of the issuance of the warrants and have a term of five years from date of issuance and a vesting period of one year. The exercise price for the warrants is $3.98. The fair value related to these warrants in the amount of $157,000 was recorded in other expenses in 2003 and is based on the estimated fair value on the date of grant using the Black-Scholes option pricing model.

Stock Rights

On October 5, 2000, the board of directors declared a dividend of one Right for each outstanding share of the Company's common stock. If a public announcement that a person has acquired 15% or more of the Company's common stock or a tender offer or exchange offer is made for 15% or more of the common stock, each Right will entitle the holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.10 per share, at an exercise price of $26.00 per one one-thousandth of a share, subject to adjustment.

Initially, the Rights attach to all common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. The Rights separate from the common stock upon the earlier of (1) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock or (2) ten business days (or such later date as the board of directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of common stock. The date the Rights separate is referred to as the "distribution date".

Under certain circumstances the rights entitle the holders to buy the Company's stock at a 50% discount. In the event that (1) the Company is the surviving corporation in a merger or other business combination with an entity that owns 15% or more of the Company's outstanding stock; (2) any person shall acquire beneficial ownership of 15% of the Company's outstanding stock; or (3) there is any type of recapitalization of the Company that results in an increase by more than 1% the proportionate share of equity securities of the Company owned by a person who owns 15% or more of the Company's outstanding stock, each right holder will have the option to buy for the purchase price common stock of the Company having a value equal to two times the purchase price of the right.

Under certain circumstances the rights entitle the holders to buy shares of the acquirer's common stock at a 50% discount. In the event that, at any time after a person has acquired 15% or more of the Company's common stock, (1) the Company enters into a merger or other business combination transaction in which the Company is not the surviving corporation; (2) the Company is the surviving corporation in a transaction in which all or part of the common stock is exchanged for cash, property or securities of any other person; or (3) more than 50% of the assets, cash flow or earning power of the Company is sold, each right holder will have the option to buy for the purchase price stock of the acquiring company having a value equal to two times the purchase price of the right.

The Rights are not exercisable until the distribution date and will expire at the close of business on October 5, 2010, unless earlier redeemed by the Company for $0.001 per right.

NOTE 11
Related Party Transactions

An entity in which Thomas R. Cambridge, the Chairman of the Board, is the owner acted as the Company's agent in performing the routine day to day operations on 2 wells. In 2003, 2002 and 2001 the Company was billed approximately $51,000, $85,000 and $115,000 respectively, for the Company's pro rata share of lease operating and drilling expenses and received $198,000, $187,000 and $319,000 in 2003, 2002, and 2001 respectively, in oil and gas revenues related to these wells. These 2 wells were acquired in 1984.

Dewayne E. Chitwood, a Director of the Company, also serves as director of an entity which owns 110,000 shares of preferred stock of the Company. In addition, a Foundation, where Mr. Chitwood is the chairman of the board of directors of the Foundation, and a Trust, where he is trustee, owns a total of 55,000 shares each of preferred stock of the Company. All of the shares of preferred stock of the Company were purchased in 1998 at a price of $10 per share on the same terms as all other unaffiliated purchasers.

An entity, in which Mr. Chitwood is an officer of the managing general partner, owned interests in certain wells that are operated by the Company. During 2003, 2002 and 2001 the Company charged approximately $23,000 and $34,000 and $264,000 respectively, for lease operating expenses and paid $74,000, $69,000 and $176,000 respectively, in oil and gas revenues related to these wells.

In 2001, Martin B. Oring, a Director of the Company, acquired an interest in a portion of the warrants awarded to the Company's investment advisor (see Note 10 to the Financial Statements on page 56 of this Annual Report) whereby the director acted as a consultant for the investment advisor. The fair value of the warrants was estimated on the date of grant to be $33,000 using the Black-Scholes Option Pricing model.

NOTE 12
STATEMENTS OF CASH FLOWS

No Federal income taxes were paid in 2003, 2002 and 2001.

The Company made interest payments of approximately $2.0 million, $601,000 and $802,000 in 2003, 2002 and 2001, respectively.

At December 31, 2003 and 2002, there were $600,000 and $301,000, respectively, of property additions accrued in accounts payable.

NOTE 13
MAJOR CUSTOMERS

The following purchasers accounted for 10% or more of the Company's oil and gas sales for the years ended December 31:

	2003	2002	2001
Company A	**30%**	31%	38%
Company B	-	16%	23%
Company C	-	10%	25%
Company D	**33%**	-	-

NOTE 14
COMMITMENTS AND CONTINGENCIES

At December 31, 2003, the Company was involved in one lawsuit incidental to the Company's business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. The Company does not believe the ultimate outcome of this lawsuit will have a material adverse effect on the Company's financial position or results of operations, therefore no amount has been accrued. The Company is not aware of any threatened litigation. The Company has not been a party to any bankruptcy, receivership, reorganization, adjustment or similar proceeding.

The Company established a simplified employee pension plan "SEP" covering all salaried employees of the Company. The employees voluntarily contribute a portion of their eligible compensation, not to exceed $12,000, to the plan. In addition to the annual salary deferral limit stated above, employees who reach age 50 or older during a calendar year can elect to take advantage of a catch-up salary deferral contribution; eligible participants can increase their salary deferral by $2,000 for the year 2003. The Company may make discretionary contributions to the plan; however, total contributions cannot exceed $40,000 per employee. During 2003, 2002 and 2001, the Company contributed an aggregate of approximately $106,000, $56,000, and $40,000, respectively, to the Plan.

On November 25, 2003, the Company's Board of Directors approved in principle the adoption of an employee retention/severance plan that would be effective January 1, 2004. Although specific details of the plan have not been determined and the plan is not in final written form, the Company expects that the significant provisions of the plan will provide for a one-time payment of all officers and employees of the Company upon the occurrence of a change of control. The aggregate payments of all officers and employees will generally be 5% of an amount equal to the positive difference between the amount by which the Company's net asset value per share at the time of the occurrence of a change of control exceeds the net asset value per share as of January 1, 2004, compounded annually at a rate equal to the annual industry average growth rate, plus 2.00%. Generally the Company contemplates that a "change of control" will include events such as a merger, reorganization, liquidation or sale of substantially all of the asset of the Company, or the acquisition by a third party of 50% or more of our outstanding voting securities.

The Company leases office space under a non-cancelable operating lease expiring in 2006. Future annual payments under this operating lease are $128,000, $157,000 and $105,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Rental expense under our current and former lease totaled $130,000, $84,000 and $54,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 15
SUPPLEMENTAL OIL AND GAS RESERVE DATA (UNAUDITED)

The Company has presented the reserve estimates utilizing an oil price of $30.63, $29.21 and $18.98 per Bbl and a gas price of $5.45, $4.40 and $2.72 per Mcf as of December 31, 2003, 2002 and 2001, respectively. Information for oil is presented in barrels (BBL) and for gas in thousands of cubic feet (MCF).

The estimates of the Company's proved natural gas reserves and related future net cash flows that are presented in the following tables are based upon estimates made by independent petroleum engineering consultants.

The Company's reserve information was prepared as of December 31, 2003, 2002 and 2001. The Company cautions that there are many inherent uncertainties in estimating proved reserve quantities, projecting future production rates, and timing of development expenditures. Accordingly, these estimates are likely to change as future information becomes available. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves expected to be recovered through existing wells, with existing equipment and operating methods.

A summary of changes in reserve balances is presented below:

	Total proved		Proved developed	
	BBL	MCF	BBL	MCF
	(in thousands)			
Reserves as of December 31, 2000	974	15,686	572	11,576
Sales of reserves in place	(1)	-	(1)	-
Extensions and discoveries	78	1,737	78	1,737
Revisions of previous estimates	4	(210)	(20)	(473)
Production	(139)	(3,266)	(139)	(3,266)
Reserves as of December 31, 2001	916	13,947	490	9,574
Purchase of reserves in place	9,119	1,931	7,513	1,609
Sales of reserves in place	-	-	-	-
Extensions and discoveries	323	2,048	323	2,048
Revisions of previous estimates	43	376	67	640
Production	(130)	(2,669)	(130)	(2,669)
Reserves as of December 31, 2002	10,271	15,633	8,263	11,202
Extensions and discoveries	1,412	1,811	283	1,811
Revisions of previous estimates	1,030	2,183	1,027	2,409
Production	(629)	(3,356)	(629)	(3,356)
Reserves as of December 31, 2003	**12,084**	**16,271**	**8,944**	**12,066**

The following is a standardized measure of the discounted net future cash flows and changes applicable to proved oil and gas reserves required by SFAS No. 69. The future cash flows are based on estimated oil and gas reserves utilizing prices and costs in effect as of year end, discounted at 10% per year and assuming continuation of existing economic conditions.

During 2003, the average sales price received by the Company for its oil was approximately $29.11 (unhedged) per Bbl, as compared to $24.59 in 2002, while the average sales price for the Company's gas was approximately $5.40 (unhedged) per Mcf in 2003, as compared to $3.33 per Mcf in 2002.

The standardized measure of discounted future net cash flows, in management's opinion, should be examined with caution. The basis for this table is the reserve studies prepared by independent petroleum consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flow is not necessarily indicative of the fair value of the Company's proved oil and gas properties.

Future income tax expense was computed by applying statutory rates less the effects of tax credits for each period presented to the difference between pre-tax net cash flows relating to the Company's proved reserves and the tax basis of proved properties and available net operating loss and percentage depletion carryovers.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	December 31,		
	2003	2002	2001
		(in thousands)	
Future cash inflows	**$ 458,723**	$ 368,835	$ 47,648
Future costs:			
Production	**(149,548)**	(103,924)	(17,353)
Development	**(15,485)**	(9,440)	(4,874)
Future net cash flows before income taxes	**293,690**	255,471	25,421
Future income taxes	**(66,757)**	(58,622)	(34)
Future net cash flows	**226,933**	196,850	25,387
10% annual discount for estimated timing of cash flows	**(110,667)**	(97,233)	(8,312)
Standardized measure of discounted future net cash flows	**$ 116,266**	$ 99,616	$ 17,075

Changes in Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves

	December 31,		
	2003	2002	2001
		(in thousands)	
Increase (decrease):			
Sales of minerals in place	**$ -**	$ -	$ (4)
Purchases of minerals in place	**-**	85,075	-
Extensions and discoveries and improved recovery, net of future production and development costs	**9,556**	10,790	3,831
Accretion of discount	**12,293**	1,707	9,095
Net change in sales prices net of production costs	**10,832**	16,619	(68,367)
Changes in estimated future development costs	**(6,948)**	(512)	5
Revisions of quantity estimates	**13,520**	1,218	(172)
Net change in income taxes	**(8,204)**	(23,318)	9,662
Sales, net of production costs	**(25,451)**	(9,170)	(13,919)
Changes of production rates (timing) and other	**11,052**	132	(4,344)
Net increase (decrease)	**16,650**	82,541	(64,213)
Standardized measure of discounted future net cash flows:			
Beginning of year	**99,616**	17,075	81,288
End of year	**$ 116,266**	$ 99,616	$ 17,075

NOTE 16
SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share data)			
2003				
Oil and gas revenues	**$ 8,493**	**$ 8,532**	**$ 8,732**	**$ 8,098**
Total costs and expenses	**4,323**	**5,143**	**5,329**	**6,343**
Operating income	**4,170**	**3,389**	**3,403**	**1,755**
Income before cumulative effect of change in accounting principle	**2,313**	**2,671**	**1,695**	**985**
Cumulative effect of change in accounting principle, net of tax	**(62)**	**-**	**-**	**-**
Net income	**$ 2,251**	**$ 2,671**	**$ 1,695**	**$ 985**
Net income after preferred stock dividend	**$ 2,105**	**$ 2,525**	**$ 1,549**	**$ 843**
Net income per share:				
Basic:				
Income before cumulative effect of change in accounting principle	**$ 0.10**	**$ 0.12**	**$ 0.07**	**$ 0.04**
Cumulative effect of change in accounting principle, net of tax	**-**	**-**	**-**	**-**
Net income per common share	**$ 0.10**	**$ 0.12**	**$ 0.07**	**$ 0.04**
Diluted:				
Income before cumulative effect of change in accounting principle	**$ 0.09**	**$ 0.11**	**$ 0.07**	**$ 0.04**
Cumulative effect of change in accounting principle, net of tax	**-**	**-**	**-**	**-**
Net income per common share	**$ 0.09**	**$ 0.11**	**$ 0.07**	**$ 0.04**

During the fourth quarter of 2003, the Company reduced its estimate of State income tax liability by $907,000.

2002				
Oil and gas revenues	$ 1,971	$ 2,809	$ 2,710	$ 4,616
Total costs and expenses	2,254	4,029	2,319	4,030
Net income	(769)	19,662	(398)	206
Net income (loss) after preferred stock dividend	(915)	19,515	(544)	60
Net income per common share - basic	$ (0.04)	$ 0.94	$ (0.03)	$ 0.02
Net income per common share - diluted	$ (0.04)	$ 0.84	$ (0.03)	$ 0.01

2002 results include a gain of $31.1 million in the second quarter related to the sale of First Permian assets.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some statements contained in this Annual Report are "forward-looking statements". All statements other than statements of historical facts included in this report, including, without limitation, statements regarding planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology like "may," "will," "expect," "intend," "anticipate," "budget", "estimate," "continue," "present value," "future" or "reserves" or other variations or comparable terminology. We believe the assumptions and expectations reflected in these forward-looking statements are reasonable. However, we cannot give any assurance that our expectations will prove to be correct or that we will be able to take any actions that are presently planned. All of these statements involve assumptions of future events and risks and uncertainties. Risks and uncertainties associated with forward-looking statements include, but are not limited to:

- fluctuations in prices of oil and gas;
- future capital requirements and availability of financing;
- geological concentration of our reserves;
- risks associated with drilling and operating wells;
- competition;
- general economic conditions;
- governmental regulations;
- receipt of amounts owed to us by purchasers of our production and counterparties to our hedging contracts;
- hedging decisions, including whether or not to hedge;
- events similar to 911;
- actions of third party co-owners of interests in properties in which we also own an interest; and
- fluctuations in interest rates and availability of capital.

For these and other reasons, actual results may differ materially from those projected or implied. We caution you against putting undue reliance on forward-looking statements or projecting any future results based on such statements.

Before you invest in our common stock, you should be aware that there are various risks associated with an investment. We have described some of these risks in other sections of this Annual Report and under "Risks Related to Our Business" beginning on page 21 of our Form 10-K for year ended December 31, 2003.

CORPORATE INFORMATION

Stock Price Data (per share)

	Quarter	High	Low
2003	First	$ 3.10	$ 2.51
	Second	$ 4.03	$ 2.40
	Third	$ 3.86	$ 3.15
	Fourth	$ 4.49	$ 3.19
2002	First	$ 4.38	$ 3.08
	Second	$ 3.41	$ 2.60
	Third	$ 2.95	$ 2.15
	Fourth	$ 2.91	$ 2.03

Board of Directors

Thomas R. Cambridge, Chairman of the Board
President, Cambridge Production, Inc.

Larry C. Oldham
President and CEO, Parallel Petroleum Corporation

Dewayne E. Chitwood
President, Wes-Tex Holdings, LLC

Martin B. Oring
President, Wealth Preservation, LLC

Charles R. Pannill
Oil and Gas Consultant

Ray M. Poage
Retired Partner - KPMG

Jeffrey G. Shrader
Attorney, Sprouse Shrader Smith

Officers

Larry C. Oldham
President and CEO

Donald E. Tiffin
Chief Operating Officer

Eric A. Bayley
Vice President of Corporate Engineering

John S. Rutherford
Vice President of Land and Administration

Steven D. Foster
Chief Financial Officer

INVESTOR INFORMATION

Corporate Headquarters

1004 N. Big Spring Street, Suite 400
Midland, Texas 79701
(432) 684-3727
Fax: (432) 684-3905
Email: parallel@parallel-petro.com
http://www.parallel-petro.com

Independent Auditors

BDO Seidman, LLP
Houston, Texas

Legal Counsel

Lynch, Chappell & Alsup
Midland, Texas

Stock Transfer Agent

Communication concerning the transfer of shares, lost certificates, duplicate mailings or change of address notifications should be directed to the transfer agent.

Computershare Trust Company
350 Indiana Street, Suite 800
Golden, Colorado 80401
(303) 262-0600 or (800) 962-4284

Annual Meeting

Our annual stockholders' meeting will be held at 10:00 a.m. Central time on Tuesday, June 22, 2004, at the Petroleum Club of Midland, 501 West Wall Street, Midland, Texas.

Common Stock

Parallel Petroleum's common stock is traded on the Nasdaq National Market System (symbol: PLLL). As of March 1, 2004, there were approximately 1,884 stockholders of record. We have not paid, and do not intend to pay in the foreseeable future, cash dividends on our common stock.

Additional Information

A copy of Parallel's Form 10-K and other publications, including an interactive version of this Annual Report, are available at our website, http://www.parallel-petro.com.

If you would like additional information regarding the Company or to be added to our email, fax or mailing lists, please contact:

Cindy Thomason
Manager of Investor Relations
(432) 684-3727 ext. 3027
Email: cindyt@parallel-petro.com

PREDICTABLE GROWTH

...THROUGH A PROVEN STRATEGY

Visit our interactive online annual report at

www.parallel-petro.com

PARALLEL
PETROLEUM CORPORATION

1004 N. Big Spring Street, Suite 400 Midland, TX 79701 (432) 684-3727 NASDAQ: PLLL